MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Year Ended December 31, 2022

IAMGOLD CORPORATION	1
Annual Management's Discussion and Analysis - December 31, 2022

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") of IAMGOLD Corporation ("IAMGOLD" or the "Company"), dated February 16, 2023, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2022. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold project ("Côté Gold") (Canada) which is expected to start production in the beginning of 2024 (referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas.

On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel (see below). Rosebel is reported as assets held for sale as a discontinued operation in the financial statements and the MD&A. On December 20, 2022, the company entered into a definitive agreement to sell its interests in the West Africa development and exploration assets. The assets are reported as assets held for sale in the financial statements and MD&A.

IAMGOLD employs approximately 3,300 people in its continuing operations and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

HIGHLIGHTS

Results from all operations

• Attributable gold production was 185,000 ounces in the fourth quarter and 713,000 ounces for the year, above the top end of revised production guidance of 650,000 to 705,000 ounces, as a result of continued strong performance from Essakane and a strong fourth quarter from Rosebel.

• Cost of sales per ounce sold in the fourth quarter was $1,130, cash cost2 per ounce sold was $1,173 and all-in sustaining cost2 ("AISC") per ounce sold was $1,672. Cash cost per ounce sold of $1,109 for the year was within the bottom end of the revised guidance range of $1,100 to $1,130 per ounce sold and AISC per ounce sold of $1,581 for 2022 was below the bottom end of the revised range of $1,600 to $1,650 per ounce sold.

• Fourth quarter gold sales were 183,000 ounces on an attributable basis at an average realized gold price of $1,670 per ounce. Annual gold sales were 721,000 ounces on an attributable basis at an average realized gold price of $1,741 per ounce.

Results from continuing operations (excluding Rosebel)

• Attributable gold production was 116,000 ounces in the fourth quarter and 499,000 ounces for the year as a result of continued strong performance from Essakane.

• Cost of sales per ounce sold in the fourth quarter was $1,157, cash cost per ounce sold was $1,226 and AISC per ounce sold was $1,741. Cost of sales per ounce sold for the year was $1,041, cash cost per ounce sold was $1,052 and AISC per ounce sold was $1,508.

Côté Gold

• On December 19, 2022, the Company announced that it had entered into an agreement with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM") to amend the Côté Gold Joint Venture Agreement ("Amended JVA"). Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests at one of seven future dates pursuant to the terms of the Amended JVA, to return to its full 70% interest in the Côté Gold Project. Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted by 5.0%3 to 65.0%.

• As of December 31, 2022, the Côté Gold project was estimated to be approximately 73% complete.

__________________________

1. Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

3. As calculated by the Company.

IAMGOLD CORPORATION	2
Annual Management's Discussion and Analysis - December 31, 2022

• The Company incurred $185.6 million in attributable construction costs at Côté in the fourth quarter and $631.9 million for 2022. Since commencement of construction IAMGOLD has incurred approximately $1.2 billion in attributable construction costs. The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. Sumitomo is expected to fund approximately $340 million of the 2023 funding requirement as per the Amended JVA, requiring IAMGOLD to fund $460 to $535 million during 2023. See "Côté Gold Project".

• On February 2, 2023, the Company announced additional assay results from its ongoing diamond drilling program at the Gosselin zone, supporting the anticipated expansion potential at Gosselin, specifically south of and below the interpreted resource boundaries of the deposit model.

Outlook

• Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces, with Essakane attributable gold production expected to be in the range of 340,000 to 380,000 ounces and Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces.

• Cash costs are expected to be between $1,125 and $1,175 per ounce sold, and AISC per ounce sold is expected to be in the range of $1,625 to $1,700 per ounce sold. The estimate includes assumptions related to the escalated pricing levels of certain consumables as experienced during the second half of 2022. Cash costs and AISC per ounce sold in the first half of 2023 are expected to be at or above the high end of the annual guidance range due to lower gold production and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year.

Financial results from continuing operations

• Revenues from continuing operations of $207.2 million in the fourth quarter from sales of 126,000 ounces (115,000 ounces on an attributable basis) at an average realized gold price of $1,639 per ounce and 958.8 million for the year from sales of 555,000 ounces (506,000 ounces on an attributable basis) at an average realized gold price of $1,721 per ounce.

• Net earnings (loss) and adjusted net loss per share attributable to equity holders1 of $(0.01) and $(0.02) for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders2 of $(0.12) and $(0.07) for the year ended December 31, 2022, respectively.

• Net cash from operating activities was $12.3 million for the fourth quarter and $257.6 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles, was $36.2 million for the fourth quarter and $298.2 million for the year.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $57.8 million during the fourth quarter and $292.3 million for the year and adjusted EBITDA1 was $38.9 million for the fourth quarter and $313.4 million for the year.

• Mine-site free cash flow1 from continuing $167.2 million for the year. Mine-site free $187.6 million for the year. operations was negative $21.9 million for the fourth quarter and positive cash flow from all operations was $0.2 million for the fourth quarter and

• Cash and cash equivalents held by continuing operations of $407.8 million and liquidity1 of $434.4 million at December 31, 2022. Cash and cash equivalents of $40.8 million was held by discontinued operations and assets held for sale at December 31, 2022.

Corporate

• On January 31, 2023 the Company completed the sale of its interests in the Rosebel mine to Zijin Mining Group Co. Ltd. that was announced on October 18, 2022. The transaction closed on January 31, 2023 and the Company received net proceeds of $371.5 million, consisting of sale proceeds of $360.0 million, plus $15.0 million of cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023 consisting of the balance of the cash held by Rosebel on January 31, 2023, subject to final working capital adjustments. A pre-tax non-cash impairment charge of $110.1 million ($70.5 million after tax) for the year ended December 31, 2022, was recorded to align the carrying value of the Rosebel cash generating unit with the purchase price.

• On December 20, 2022, the Company announced it had entered into definitive agreements with Managem, S.A (CAS:MNG) ("Managem") to sell, for aggregate consideration of approximately $282 million, the Company's interests in its exploration and development projects in Senegal, Mali and Guinea ("Bambouk assets"). See "West Africa - Bambouk".

• The Company believes the aggregate proceeds from the sale of its interest in the Rosebel mine, the anticipated proceeds from the sale of the Bambouk assets and funds to be provided by Sumitomo under the Amended JVA, meet the estimated remaining funding requirements for the completion of construction at the Côté Gold Project based on the current schedule and estimate. The Company is continuing to pursue various alternatives to further increase liquidity and capital resources. See "Liquidity and Capital Resources - Liquidity Outlook".

__________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	3
Annual Management's Discussion and Analysis - December 31, 2022

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2023, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended December 31, 2022 (Q4 2022) and December 31, 2021 (Q4 2021) and the years ended December 31 for 2022, 2021 and 2020 and certain measures of the Company's financial position as at December 31, 2022, December 31, 2021, and December 31, 2020.

	Q4 2022	Q4 2021	2022	2021	2020[3]
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	98	98	432	412	364
- Westwood	18	13	67	35	79
Total from continuing operations	116	111	499	447	443
- Rosebel	69	42	214	154	210
Total gold production - attributable (000s oz)	185	153	713	601	653
Gold sales - attributable (000s oz)
- Essakane	97	93	440	408	359
- Westwood	18	12	66	34	81
Total from continuing operations	115	105	506	442	440
- Rosebel	68	47	215	148	206
Total gold sales - attributable (000s oz)	183	152	721	590	646
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$958	$1,333	$882	$1,042	$1,023
- Westwood	2,230	2,335	2,093	2,252	1,175
Total from continuing operations	$1,157	$1,451	$1,041	$1,135
- Rosebel	1,085	1,922	1,269	1,674	1,068
Total cost of sales[1] ($/oz sold) - attributable	$1,130	$1,597	$1,109	$1,270	$1,057
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,043	$912	$899	$945	$1,007
- Westwood	2,210	2,325	2,068	2,240	1,130
Total from continuing operations	$1,226	$1,079	$1,052	$1,045
- Rosebel	1,083	1,514	1,243	1,545	1,056
Total cash costs[2] ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170	$1,038
AISC[2] ($/oz sold) - attributable
- Essakane	$1,456	$1,150	$1,234	$1,074	$1,098
- Westwood	2,639	2,775	2,568	2,600	1,286
Total from continuing operations	$1,741	$1,410	$1,508	$1,281
- Rosebel	1,554	1,824	1,753	1,859	1,224
Total AISC[2] ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426	$1,232
Average realized gold price ($/oz)
- Continued operations	$1,639	$1,794	$1,721	$1,793
- Discontinued operations	1,725	1,795	1,793	1,777
Total average realized gold price ($/oz)	$1,670	$1,794	$1,741	$1,790	$1,778
Gold margin ($/oz) from continuing operations	$413	$715	$669	$748	$740

1. Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated financial statements.

2. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

3. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	4
Annual Management's Discussion and Analysis - December 31, 2022

	Q4 2022	Q4 2021	2022	2021	2020[4]
Financial Results
($ millions from continuing operations, except where noted and for 2020)
Revenues	$207.2	$206.4	$958.8	$875.5	$1,241.7
Gross profit	$20.0	$(42.7)	$147.9	$62.2	$250.3
EBITDA[1]	$105.4	$(193.4)	$300.4	$27.1	$380.3
- Continuing operations	$57.8	$16.7	$292.3	$216.6
- Discontinued operations	$47.6	$(210.1)	$8.1	$(189.5)
Adjusted EBITDA[1]	$83.6	$90.0	$434.0	$355.7	$450.4
- Continuing operations	$38.9	$74.3	$313.4	$307.0
- Discontinued operations	$44.7	$15.7	$120.6	$48.7
Net earnings (loss) attributable to equity holders	$24.0	$(194.1)	$(70.1)	$(254.4)	$38.5
- Continuing operations	$(3.8)	$(51.9)	$(55.5)	$(95.8)
- Discontinued operations	$27.8	$(142.2)	$(14.6)	$(158.6)
Adjusted net earnings (loss) attributable to equity holders[1]	$16.6	$44.3	$22.7	$26.8	$87.7
- Continuing operations	$(9.0)	$36.3	$(35.6)	$25.0
- Discontinued operations	$25.6	$8.0	$58.3	$1.8
Net earnings (loss) per share attributable to equity holders -	$(0.01)	$(0.11)	$(0.12)	$(0.20)	$0.08
continuing operations
Adjusted net earnings (loss) per share attributable to equity	$(0.02)	$0.08	$(0.07)	$0.05	$0.19
holders[1] - continuing operations
Net cash from operating activities before changes in working	$36.2	$63.3	$298.2	$256.0	$368.1
capital[1] - continuing operations
Net cash from operating activities	$66.8	$67.5	$408.7	$285.0	$347.6
- Continuing operations	$12.3	$52.7	$257.6	$257.8
- Discontinued operations	$54.5	$14.8	$151.1	$27.2
Mine-site free cash flow[1]	$0.2	$10.8	$187.6	$128.3	$223.2
- Continuing operations	$(21.9)	$26.5	$167.2	$199.6
- Discontinued operations	$22.1	$(15.7)	$20.4	$(71.3)
Capital expenditures[1,2,3] - sustaining	$50.6	$28.1	$190.4	$63.2	$79.1
Capital expenditures[1,2,3] - expansion	$137.6	$173.0	$554.2	$463.9	$213.6
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2022	2021	2022	2021	2020
Financial Position
($ millions)
Cash, cash equivalents and short-term investments	$407.8	$552.5	$407.8	$552.5	$947.5
Long-term debt	$918.7	$464.4	$918.7	$464.4	$466.6
Net cash (debt)[3]	$(605.6)	$16.3	$(605.6)	$16.3	$400.8
Available credit facility	$26.6	$498.3	$26.6	$498.3	$498.3

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

2. Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

3. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with World Gold Council guidelines. See "Non-GAAP Financial Measures" section.

4. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	5
Annual Management's Discussion and Analysis - December 31, 2022

Summary of Financial and Operating Results - Continuing Operations

Contributors to Change		Q4 2022 vs. Q4 2021
Financial
Revenues	△	$207.2 million, up $0.8 million, primarily due to higher production and sales at Westwood ($10.1 million) and higher sales at Essakane ($9.9 million), partially offset by a lower average realized gold price ($19.5 million or $155 per ounce sold). Included in the quarter is the impact of the lower revenues recognized from the $1,500 per ounce collar included in the 2019 Prepay Arrangement ($8.2 million or $65 per ounce sold).
Cost of sales	▽	$187.2 million, down $61.9 million or 25%. Cost of sales includes a non-cash net realizable value ("NRV") write-up of ore stockpile and finished goods inventories of $14.9 million (fourth quarter 2021 - $80.0 million write-down). Excluding the impact of NRV adjustments, cost of sales is higher by $33.0 million due to higher production costs at both Essakane and Westwood, higher gold sales and higher depreciation (see below).
Depreciation expense (included in cost of sales)	▽	$43.7 million, down $39.9 million, or 48%, primarily due to a lower depreciation component of NRV write-down of ore stockpiles ($40.2 million).
General and administrative expenses	△	$10.6 million, up $4.0 million or 61%, primarily due to higher compensation accruals ($2.8 million) due to positive 2022 results, reversal of an accrual in Q4 2021 ($1.3 million), partially offset by lower consulting costs ($0.2 million).
Exploration expenses	▽	$6.0 million, down $1.7 million or 22%, primarily due to a reduction in planned exploration expenditures.
Income tax expense	△	$11.0 million, up $13.5 million or 55%, due to a higher deferred income tax expense ($14.2 million), slightly offset by a lower current income tax expense ($0.7 million).
Net cash from operating activities	▽	$12.3 million, lower by $40.4 million, or 77% primarily due to lower cash earnings from operations ($35.6 million), changes in working capital ($13.3 million) and lower derivative settlements ($2.0 million), partially offset by net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($10.3 million).
Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles	▽	$36.2 million, lower by $27.1 million or 43%, primarily due to lower cash earnings from operations ($35.6 million) and lower derivative settlements ($2.0 million), partially offset by net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($10.3 million).
Mine-site free cash flow	△	$21.9 million outflow, down $48.4 million, primarily due to lower free cash flow at Essakane ($44.2 million) and Westwood ($4.2 million) due to higher production costs, higher capital expenditures and a lower average realized gold price, partially offset by higher sales volume.
Operating
Attributable gold production	△	116,000 ounces, up 5,000 ounces or 5%, due to higher production at Westwood (5,000 ounces) resulting from higher mill throughput and grades.
Attributable gold sales	△	115,000 ounces, up 10,000 ounces or 10%, primarily due to higher production at Westwood (6,000 ounces) and timing of sales at Essakane (4,000 ounces).
Capital expenditures - sustaining	△	$50.6 million, up $22.5 million or 80%, primarily due to higher capitalized stripping. Excluding the impact of capitalized stripping described below, sustaining capital expenditures were lower by $1.0 million, primarily due to lower spending at Essakane ($4.0 million), partially offset by higher spending at Westwood ($2.7 million) related to timing of capital projects.
Capital expenditures - expansion	▽	$137.6 million, down $35.4 million or 20%. Excluding the impact of capital stripping mentioned above, other expansion capital expenditures were lower by $14.3 million, primarily due to lower net expenditures at Côté Gold ($10.5 million, including sale- leaseback proceeds of $25.2 million), and lower spend on the Boto project ($3.9 million).
Capital expenditures - capitalized stripping (included in capital expenditures - sustaining and expansion)	△	$30.2 million, up $2.4 million or 9%, primarily due to higher mining costs at Essakane, partially offset by lower volumes of waste stripping. In the fourth quarter 2022, $30.2 million of capitalized stripping expenditures were categorized as sustaining capital (fourth quarter 2021 - $6.7 million) and $nil million were categorized as expansion capital (fourth quarter 2021 - $21.1 million).

IAMGOLD CORPORATION	6
Annual Management's Discussion and Analysis - December 31, 2022

Contributors to Change		Q4 2022 vs. Q4 2021
Cost of sales (excluding depreciation) per ounce sold	▽

$1,157, down $294 or 20%, from $1,451 per ounce sold, primarily due to the Essakane NRV adjustment of $441 per ounce sold in 2021 and higher gold sales, partially offset by higher production costs in 2022. Included was the positive impact of realized derivative gains of $24 per ounce sold (fourth quarter 2021 - gains of $24 per ounce sold).

Cash costs per ounce sold	△	$1,226, up $147 or 14% from $1,079 per ounce sold, primarily due to higher production costs, partially offset by higher gold sales.
AISC per ounce sold	△	$1,741, up $331 or 23%, from $1,410 per ounce sold, primarily due to higher production costs and higher sustaining capital expenditures, partially offset by higher gold sales.
Contributors to Change		2022 vs. 2021
Financial
Revenues	△

$958.8 million, up $83.3 million or 10%, primarily due to higher sales volume at Essakane ($64.2 million) and Westwood ($57.8 million), partially offset by a lower realized gold price ($40.3 million or $73 per ounce sold). Included in 2022 is the impact of lower revenues recognized due to the gold price exceeding the $1,500 per ounce collar included in the 2019 Prepay Arrangement ($45.2 million or $81 per ounce sold).

Cost of sales	—

$810.9 million, in line with the prior year. Cost of sales includes a non-cash NRV write- up of ore stockpile and finished goods inventories of $8.3 million (2021 - $88.6 million write-down). Excluding the impact of NRV write-downs, cost of sales is higher by $94.5 million due to the ramp up of production at Westwood starting in the second half of 2021, higher operating costs at both Essakane and Westwood and an increase in non- NRV related depreciation expense (see below).

Depreciation expense (included in cost of sales)	▽

$240.5 million, down $23.7 million or 9%, primarily due to a lower depreciation component of NRV write-down of ore stockpiles ($40.5 million), partially offset by higher depreciation expense at Westwood ($8.9 million) and Essakane ($8.8 million) due to higher production and sales at both operations.

General and administrative expenses	△

$52.0 million, up $13.2 million or 34%, primarily due to higher year-end compensation accruals ($7.4 million), severance ($3.2 million), consulting costs ($2.1 million) and lower realized gains on cash flow hedges ($2.0 million), partially offset by share-based payments ($1.4 million).

Exploration expenses	▽	$28.4 million, down $6.7 million or 19%, primarily due to a reduction in planned exploration expenditures during 2022.
Other expenses	▽

$9.1 million, down $68.8 million or 88%, primarily due to changes in the Doyon asset retirement obligation ( $37.1 million), decrease in Westwood care and maintenance costs ($24.5 million) and decrease in COVID-19 cost allocations ($3.1 million).

Income tax expense	△

$78.1 million, up $44.7 million or 134%, due to a higher current income tax expense ($32.6 million) and a higher deferred income tax expense ($12.1 million). The higher current income tax in 2022 largely reflects higher taxable income in Essakane and higher withholding taxes paid.

Net cash from operating activities	—	$257.6 million, in line with the prior year, due to net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($41.0 million), higher cash earnings from operations ($19.3 million) and higher derivative settlements ($11.8 million), offset by changes in working capital ($42.4 million) and higher cash taxes ($31.4 million).
Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles	△	$298.2 million, higher by $42.3 million or 17%, primarily due to net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($41.0 million), higher cash earnings from operations ($19.3 million) and higher derivative settlements ($11.8 million), partially offset by higher cash taxes ($31.4 million).
Mine-site free cash flow	▽

$167.2 million outflow, down $32.4 million, primarily due to lower free cash flow at Essakane ($33.8 million) and Westwood ($1.4 million) due to changes in working capital, higher capital expenditures and higher production costs, partially offset by higher sales volume.

IAMGOLD CORPORATION	7
Annual Management's Discussion and Analysis - December 31, 2022

Contributors to Change		2022 vs. 2021
Attributable gold production	△

499,000 ounces, up 52,000 ounces or 12%, due to higher production at Westwood (32,000 ounces) as the underground operations continue ramping up after being in care and maintenance in the first half of 2021 and Essakane (20,000 ounces) resulting from higher grade and recoveries, partially offset by lower throughput.

Attributable gold sales	△	506,000 ounces, up 64,000 ounces or 14%, due to higher production and timing of sales at Essakane (32,000 ounces) and higher production at Westwood (32,000 ounces).
Capital expenditures - sustaining	△	$190.4 million, up $127.2 million or 201%, primarily due to higher capitalized stripping. Excluding the impact of capital stripping activities mentioned below, other sustaining capital expenditures were higher by $39.0 million, primarily due to higher spending at Essakane ($19.4 million) related to timing of capital projects and Westwood ($18.9 million) as underground operations were ramping up after being in care and maintenance in the first half of 2021.
Capital expenditures - expansion	△	$554.2 million, up $90.3 million or 19%. Excluding the impact of capital stripping activities mentioned below, other expansion capital expenditures were higher by $155.3 million, primarily due to higher spending at Côté Gold resulting from an increase in construction activities ($188.7 million, including sale leaseback proceeds of $38.4 million), partially offset by lower spending at Essakane ($15.6 million) and Boto Gold ($19.7 million).
Capital expenditures - capitalized stripping (included in capital expenditures - sustaining and expansion)	△

$95.9 million, up $23.2 million or 32%, due to higher mining costs at Essakane, partially offset by lower volumes of stripping activities. In 2022, $95.9 million of capitalized stripping expenditures were categorized as sustaining capital (2021 - $7.7 million) and $nil were categorized as expansion capital (2021 - $65.0 million).

Cost of sales (excluding depreciation) per ounce sold	▽

$1,041, down $94 or 8%, from $1,135 per ounce sold, due to the Essakane NRV adjustment of $100 per ounce sold included in 2021 and higher gold sales, partially offset by higher production costs in 2022.

Cash costs per ounce sold	—	$1,052, in line with the prior year of $1,045 per ounce sold, as higher production costs were offset by higher gold sales.
AISC per ounce sold	△	$1,508, up $227 or 18%, from $1,281 per ounce sold, due to higher sustaining capital expenditures, primarily at Essakane.

OUTLOOK

Operating Performance Outlook

Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces:

• Essakane attributable gold production is expected to be in the range of 340,000 to 380,000 ounces as grades are expected to return closer to reserve grades. Production in the first half of the year is expected to be lower as mining will prioritize stripping activities in order to provide access to two new ore phases in the second half of the year and into 2024. Mill feed during the first half of the year will be supplemented with stockpiled ore that has lower grades to sustain throughput rates.

• Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year benefiting from the continued advancement of underground mining activities into higher grade zones with supplementation from available surface deposits as required. Production from the Fayolle property is expected to commence in the second half of 2023.

Cost Outlook

Cash costs are expected to be between $1,125 and $1,175 per ounce sold:

• The increase in cash costs per ounce sold compared to that from continuing operations in 2022 is due to an expected return closer to reserve grades at Essakane as well as a continuation of the escalated pricing levels of certain consumables as experienced during the second half of 2022. While pricing for the main consumables including cyanide, lime and grinding media are expected to remain in line with the levels of second half of 2022, certain consumable pricing such as activated carbon, explosives and fuel products are expected to remain under pricing pressure in 2023 reflecting continued imbalances in global supply and demand. Increases in oil prices are expected to be partially mitigated by the existing oil hedge program, see "Market Risk". Excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price is estimated to result in an increase to cash costs of $12 per ounce sold. With current hedges in place, the same movement is estimated to result in an increase in cash costs of $7 per ounce sold.

IAMGOLD CORPORATION	8
Annual Management's Discussion and Analysis - December 31, 2022

AISC is expected to be in the range of $1,625 to $1,700 per ounce sold:

• The increase in AISC per ounce sold in 2023 as compared to that from continuing operations in 2022 is due to the same reasons as cash costs per ounce sold as well as the higher per ounce contribution of corporate costs as a result of the sale of the Company's interest in the Rosebel gold mine.

Cash costs and AISC per ounce sold in the first half of 2023 is expected to be at or above the high end of the annual guidance range due to lower gold production and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year.

	Actual 2022	Full Year Guidance 2023[1]
Essakane (000s oz)	432	340 - 380
Westwood (000s oz)	67	70 - 90
Total attributable production (000s oz)[2]	499	410 - 470
Cost of sales[2] ($/oz sold)	$1,041	$1,125 - $1,175
Cash costs2.3 ($/oz sold)	$1,052	$1,125 - $1,175
AISC[2,3] ($/oz sold)	$1,508	$1,625 - $1,700
Depreciation expense ($ millions)	$240.5	$245 - $255
Income taxes[4] paid ($ millions)	$67.5	$70 - $80

1. The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.

2. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively. Westwood production includes approximately 10,000 to 15,000 ounces of production from the Fayolle property in the second half of 2023.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "West Africa - Bambouk assets" for additional details.

Capital Expenditures1

Sustaining capital expenditures¹ for 2023 are expected to be approximately $195 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood. Expansion capital expenditures¹ for 2023 are expected to be approximately $805 to $880 million with Côté Gold expenditures, on an incurred basis, expected to be approximately $800 to $875 million, based on IAMGOLD's 70% current ownership (see also "Côté Gold Project"). Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

	Actual 2022			Full Year Guidance 2023
($ millions)	Sustaining[2]	Expansion	Total	Sustaining[2]	Expansion	Total
Essakane (±5%)	$158.8	$3.8	$162.6	$150	$5	$155
Westwood (±5%)	30.3	4.8	35.1	45	-	45
	$189.1	$8.6	$197.7	$195	$5	$200
Côté Gold	-	531.7	531.7	-	800 - 875	800 - 875
Corporate	1.3	-	1.3	-	-	-
Total[3,4,5,6]	$190.4	$540.3	$730.7	$195	$805 - 880	$1,000 - 1,075

1. 100% basis, unless otherwise stated.

2. Sustaining capital includes capitalized stripping of (i) $30.2 million for Essakane in Q4 2022 (ii) $95.9 million for Essakane in 2022 and (iii) $90 million for Essakane for the full year guidance. See "Outlook" sections below.

3. Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

4. Capitalized borrowing costs are not included.

5. See "Costs Outlook" section above.

6. The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

Exploration

Exploration expenditures for 2023 are expected to be approximately $18 million, including $3.0 million on the Gosselin resource drill program, as well as other near-mine and greenfield programs.

	Actual 2022			Full Year Guidance 2023[2]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$25.1	$25.1	$-	$13	$13
Exploration projects - brownfield[1]	8.1	4.4	12.5	3	2	5
	$8.1	$29.5	$37.6	$3	$15	$18

1. Of the $8.1 million of capitalized and $4.4 million of expensed brownfield expenditures, $2.7 million and $3.2 million respectively relates assets held for sale. Full year 2023 guidance on brownfield exploration expenditures has also been included in the capital expenditure guidance table. See "Capital Expenditure".

2. The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

IAMGOLD CORPORATION	9
Annual Management's Discussion and Analysis - December 31, 2022

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.

The Company will be issuing its 16th annual Sustainability Report mid-year highlighting progress and achievements in 2022 across a range of Environmental, Social and Governance ("ESG") practices. The Company has implemented the Mining Association of Canada's Toward Sustainable Mining ("TSM") framework at all its operations and is working towards the implementation of the World Gold Council's Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative Compliant Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to reporting in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines and expects to release its initial TCFD report in 2023.

Environmental

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas ("GHG") emissions. In September 2021, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium-term targets will be set as part of the Company's roadmap to achieve these global targets. An external review of the Company's GHG emissions profile across all sites has been completed and a draft action plan of the Company's global commitments is currently being updated with the recent disposal of company assets. The details of the roadmap will be published in the inaugural TCFD report in 2023.

At Côté Gold, permitting efforts continued in the fourth quarter with several permits received, including an amendment to the Fisheries Act Authorization approving the removal of three fish-bearing ponds and an update of planned complementary off- setting measures, and other permits required to construct fish habitat. A request to amend the Environmental Compliance Approval was also submitted to allow for the extension and flexibility of discharge durations at locations throughout the site to increase the allowable capacity of on-site sewage treatment through the membrane bio-reactor facility.

The Company's environment department continues to work closely with the construction and operational readiness teams and is developing the Departmental Strategy to lead into operations. In the fourth quarter of 2022, the Company applied to the Ontario Ministry of the Environment, Conservation and Parks for initial entry into the Emissions Performance Standards program to further compliance with its environmental obligations including establishing an emissions baseline for the Côté operation.

At Essakane, all actions required to obtain a level A score for TSM Water management stewardship have been completed. Significant progress has been made in the studies and the action plan for the update of Essakane mine closure plan. An advisory committee on the closure of the Falagountou pits has been established, which will allow community consultation on closure options to begin in January 2023. The update closure plan for Essakane is scheduled to be completed by mid 2023.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.31 as of the end of 2022 (compared to 0.37 as of the end of 2021), tracking below the global annual target of 0.42, with an increasing trend since October 2022. The TRIFR (total recordable injuries frequency rate) was 0.76 as of the end of 2022 (compared to 0.76 as of the end of 2021), tracking above the global annual target of 0.73. Côté Gold has surpassed over 8.3 million hours with no lost time injuries to date.

An IAMGOLD employee sadly lost his life in November in Burkina Faso as a result of injuries sustained in an off-site accident. A thorough investigation has been undertaken to implement improvements to prevent future recurrences and respect the Company's Zero Harm principle.

Social and Economic Development

The Company is continuously exploring opportunities for investing and partnering with the communities impacted by its continuing operations.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the Government of Burkina Faso, pursuant to which the Company committed to contribute 1% of its annual revenues to fund local development programs. The contribution for 2022 was $9.5 million. In addition, Essakane continued its direct community investment initiatives, focusing on agricultural programs with the donation of 30 motorized cultivators to agricultural producers. As part of the health program, 5,000 sanitary mosquito nets were distributed to the communities to help anti malaria efforts in neighboring villages, and 135 children were provided medical care to fight against malnutrition. Essakane organized a workshop with 140 local suppliers in the Sahel region to further its local content strategy. Progress has been made towards the deployment in the field of the FAMAGODO project, a 2-year partnership program with United Nations Development Programme for the implementation of a local development initiative in favour of the communities of Falagountou, Markoye, Gorom-Gorom and Dori, fostering youth employment, reducing poverty, strengthening local infrastructure, and supporting capacity as well as local governance.

IAMGOLD CORPORATION	10
Annual Management's Discussion and Analysis - December 31, 2022

Phase 2 of the Water Triangle project a partnership with Global Affairs Canada, Cowater and One Drop was approved and signed by the parties in late December 2022. The project will be implemented over a 6 year period and its objectives are to build on Phase 1 infrastructures and to increase drinking water supplies, improve water sanitation, enhance governance of water management services, promote economic development, and contribute to the growth of revenues from agriculture, livestock and market gardening production in the communities of Gorom-Gorom and Falagountou. IAMGOLD contributions amounts to C$4.1 million while Global Affairs Canada will fund C$28 million.

The Company has continued to advance work on its previously announced partnership with Giants of Africa. Two additional basketball courts have been constructed this year by Giants of Africa in Burkina Faso and Senegal. The new basketball court was officially inaugurated in Kedougou, Senegal in October 2022. The second court in Burkina Faso was unveiled on January 17, 2023.

At Boto Gold, the construction of new houses for the resettlement of the Kouliminde village is progressing and expected to be completed in the first half of 2023. The Company also continued with its community development projects, focusing on health with the fight against malaria, access to water and income generating activities through agriculture and vegetable production.

At Côté Gold, various committee meetings were held with First Nations partners including the Impact Benefit Agreement Committee, Environmental Management Committee and Socio-economic Management and Monitoring Committee. The Côté Environment and Community Relations teams delivered the annual environmental presentation and Project update to Flying Post First Nation Chief, council and elders on December 7, 2022, in Nipigon.

At Westwood during Q4 2022, donations were made in support of holiday events for local youth, including a contribution to the Université Laval engineer students' association.

Diversity, Equity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and to embrace diversity. The Company has established a Diversity, Equity and Inclusion ("DEI") Steering Committee to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its DEI status and the findings and recommendations (global and site specific) were rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. The Company is also an active contributor to the Mining Association of Canada's Towards Sustainable Mining protocol on DEI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair on the "Safe Workplaces for All" council.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. Currently, women represent approximately 43% of the directors and the average tenure of directors on the Board is less than two years.

• On September 30, 2022, Deborah Starkman resigned from the Board. Ms. Starkman's decision to resign was to focus on her other professional commitments.

• On September 16, 2022, the Company announced the departure of Daniella Dimitrov, Chief Financial Officer ("CFO") and Executive Vice president, Strategy & Corporate Development. Maarten Theunissen, the Company's current Vice President of Finance, was appointed Interim CFO.

• On May 3, 2022, Maryse Bélanger, Chair of the Board was appointed Interim President and CEO and David Smith was appointed Lead Director.

• On March 14, 2022, Peter O'Hagan was appointed to the Board as an independent director.

• On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C. pursuant to which Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair.

• On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company's Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.

• On January 12, 2022, Gordon Stothart, President and CEO, stepped down from his role and resigned from the Board. Daniella Dimitrov, CFO was appointed President, CFO and Interim CEO.

Recent Developments and Acknowledgments

• Corporate Knights released its Best 50 list on June 29, 2022, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on ESG and economic key performance indicators. From a pool of 332 firms, the Company placed 37th, an improvement of seven places over the prior year.

• In a recent ESG assessment by Moody's ESG Solutions, IAMGOLD was ranked 5th out of 52 sector peers, with notable strengths in social and economic development, environmental strategy, health and safety and governance.

IAMGOLD CORPORATION	11
Annual Management's Discussion and Analysis - December 31, 2022

• IAMGOLD's rating of AA by the MSCI ESG Rating assessment was reaffirmed in 2022, placing the Company among the top 15% of precious metals companies within the assessment.

• IAMGOLD was recognized as a 2023 Greater Toronto Area Top Employer.

• The Company obtained the ECOLOGO® certification for its mineral exploration activities carried out in Quebec and is the first producing mining company to achieve such certification.

IAMGOLD CORPORATION	12
Annual Management's Discussion and Analysis - December 31, 2022

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 650 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.

Essakane Mine (IAMGOLD interest - 90%)1

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined (000s t)	1,691	4,113	12,585	16,015	15,762
Waste mined (000s t)	8,795	10,903	37,100	44,405	39,479
Material mined (000s t) - total	10,486	15,016	49,685	60,420	55,241
Strip ratio[2]	5.2	2.7	2.9	2.8	2.5
Ore milled (000s t)	2,788	3,292	11,632	12,948	12,439
Head grade (g/t)	1.35	1.13	1.44	1.31	1.18
Recovery (%)	89	91	89	84	86
Gold production (000s oz) - 100%	108	108	480	457	404
Gold production (000s oz) - attributable 90%	98	98	432	412	364
Gold sales (000s oz) - 100%	108	102	489	453	399
Average realized gold price[3] ($/oz)	$1,702	$1,794	$1,804	$1,794	$1,791
Financial Results ($ millions)[1]
Revenues[4]	$184.1	$184.2	$883.3	$813.9	$715.0
Operating costs	(103.2)	(84.3)	(395.7)	(387.6)	(364.5)
Royalties	(9.5)	(9.2)	(43.8)	(40.7)	(36.8)
Cash costs[3]	$(112.7)	$(93.5)	$(439.5)	$(428.3)	$(401.3)
Other mine costs[5]	9.3	(43.1)	8.3	(43.8)	(6.7)
Cost of sales[4]	$(103.4)	$(136.6)	$(431.2)	$(472.1)	$(408.0)
Sustaining capital expenditures[3,6]	(42.4)	(22.9)	(158.8)	(51.2)	(37.3)
Other costs and adjustments[7]	(11.4)	41.6	(13.2)	36.7	7.6
AISC[3]	$(157.2)	$(117.9)	$(603.2)	$(486.6)	$(437.7)
Expansion capital expenditures[3,8]	$(1.3)	$(24.1)	$(3.8)	$(84.4)	$(76.4)
Performance Measures[9]
Cost of sales excluding depreciation[10] ($/oz sold)	$958	$1,333	$882	$1,042	$1,023
Cash costs[3] ($/oz sold)	$1,043	$912	$899	$945	$1,007
AISC[3] ($/oz sold)	$1,456	$1,150	$1,234	$1,074	$1,098

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Other mine costs include the NRV adjustments of long-term portions of ore stockpiles and excludes by-product credits.

6. Includes sustaining capitalized stripping for the fourth quarter 2022 of $30.2 million (fourth quarter 2021 - $6.7 million) and 2022 of $95.9 million (2021 - $7.7 million, 2020 - $nil).

7. Other costs and adjustments include NRV adjustments of long-term portions of ore stockpiles, sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs, partially offset by by-product credits.

8. Includes expansion capitalized stripping for the fourth quarter 2022 of $nil (fourth quarter 2021 - $21.1 million) and 2022 of $nil (2021 - $65.0 million; 2020 - $57.8 million).

9. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

10. Includes non-cash ore stockpile and finished goods inventories NRV write-up of $9.6 for the fourth quarter 2022 (fourth quarter 2021 - $45.2 million write-down) and write-up of $9.6 million for 2022 (2021 - $45.2 million write-down; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of ($89) per ounce (fourth quarter 2021 - $441 per ounce sold) and ($20) per ounce sold for 2022 (2021 - $100 per ounce sold; 2020 - $nil per ounce sold).

IAMGOLD CORPORATION	13
Annual Management's Discussion and Analysis - December 31, 2022

Operational Insights

• Annual attributable gold production for Essakane was a record 432,000 ounces (480,000 ounces on a 100% basis), exceeding the upper end of the updated guidance range of 410,000 to 430,000 ounces, as the mine benefited from higher than expected grades in the year. Attributable gold production in the fourth quarter was 98,000 ounces, in line with the same prior year period.

• Mining activity of 10.5 million tonnes in the fourth quarter was 30% lower than the same prior year period, resulting in mining activity of 49.7 million tonnes for the year, an 18% decrease from the prior year. Mining activities were lower as a result of supply chain constraints related to the deteriorating security environment in the country and region while ensuring necessary stripping activities were achieved to secure access to ore planned for mining in 2023.

• Mill throughput in the fourth quarter was 2.8 million tonnes at an average head grade of 1.35 g/t, 15% lower than the same prior year period. On an annual basis, mill throughput was 11.6 million tonnes at an average grade of 1.44 g/t, with volumes 10% lower than the prior year. The decline during the quarter and year is primarily due to higher proportions of hard rock being milled, as well as lower plant availability due to planned maintenance and supply chain constraints. The processing plant achieved recoveries of 89% in the fourth quarter and for the year, with improvements year over year as a result of higher head grades, improved ore blending practices and gravity recovery circuit improvements helping to offset higher graphite and sulphur content.

• The Company completed a study to assess the viability of the Essakane heap leach project for processing alternatives of the estimated 23 million tonnes of low grade stockpiled material at site. During the study, positive grade reconciliations were observed from the processing of the low grade stockpiled ore through the existing mill. The test results suggested that approximately 9.8 million tonnes of this stockpiled ore can be processed through the CIL circuit economically and as a result the Company will not be pursuing the heap leach project. The Company is planning to include the results of the study in an updated NI 43-101 compliant technical report that will be filed in the first half of the year.

• The security situation in Burkina Faso continued to deteriorate in 2022, with continued terrorist related incidents occurring in the country. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues with its program to make investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain and continued escalation could have a material and negative impact on future operating performance.

• The IAMALLIN improvement project continued the execution phase in the fourth quarter, with the focus on continuing to improve mine productivity, mill feed optimization and supplies inventory management including lead time optimization.

Financial Performance - Q4 2022 Compared to Q4 2021

• Production costs were higher in the fourth quarter due to inflation, mainly impacting certain consumables, energy and fuel input costs, partially offset with the hedging program, and the impact of in country supply chain challenges described above.

• Cost of sales, excluding depreciation, of $103.4 million was lower by $33.2 million or 24%, due to a NRV write-down of $45.2 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales per ounce sold, excluding depreciation, of $958 was lower by $375 per ounce or 28%, primarily due to lower cost of sales and higher gold sales.

• Cash costs of $112.7 million were higher by $19.2 million or 21% due to higher production costs. Cash costs per ounce sold of $1,043 were higher by $131 or 14%, due to higher production costs, partially offset by higher gold sales.

• AISC per ounce sold of $1,456 was higher by $306 or 27%, due to higher sustaining capital expenditures and higher cash costs, partially offset by higher gold sales.

• Total capitalized stripping of $30.2 million was higher by $2.4 million or 9% due to higher mining costs, partially offset by lower volumes of stripping activities as described above.

• Sustaining capital expenditures, excluding capitalized stripping, of $12.2 million included capital spares of $2.5 million, mobile and mill equipment of $2.0 million, tailings management of $1.8 million, airstrip extension of $1.1 million and other sustaining projects of $4.8 million. Expansion capital expenditures, of $1.3 million, primarily included capital projects associated with the community village resettlement project.

Financial Performance - 2022 Compared to 2021

• Production costs were higher in the second half of the year due to inflation mainly impacting certain consumables, energy and fuel input costs and the impact of in country supply chain challenges described above.

• Cost of sales, excluding depreciation, of $431.2 million was lower by $40.9 million or 9%, due to a NRV write-down of $45.2 recorded in the prior year, offset by an increase in production costs. Cost of sales per ounce sold, excluding depreciation, of $882 per ounce sold, was lower by $160 or 15%, primarily due to lower cost of sales and higher gold sales.

• Cash costs of $439.5 million were higher by $11.2 million or 3% due to higher production costs. Cash costs per ounce sold of $899 were lower by $46 or 5%, primarily due to higher gold sales, partially offset by higher cash costs.

• AISC per ounce sold of $1,234 was higher by $160 or 15%, primarily due to higher sustaining capital expenditures and cash costs, partially offset by higher gold sales.

• Total capitalized stripping of $95.9 million was higher by $23.2 million or 32% due to higher mining costs, partially offset by lower volumes of stripping activities as described above.

IAMGOLD CORPORATION	14
Annual Management's Discussion and Analysis - December 31, 2022

• Sustaining capital expenditures, excluding capitalized stripping, of $62.9 million for 2022 included mobile and mill equipment of $18.8, capital spares of $16.9 million, tailings management of $8.0 million, airstrip extension of $5.5 million, and other sustaining projects of $13.7 million. Expansion capital expenditures, of $3.8 million for 2022 included capital projects associated with community village resettlement and tailings management plant upgrade.

Outlook

Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces, with mined grades expected to be more in line with reserve grades. Production is expected to be stronger in the second half of the year as the mine sequences through necessary stripping activities in the first half of the year in order to expand access to ore zones in the second half of the year and 2024. Ore production from mining will be supplemented with stockpiled ore in the first half of the year to sustain the mill feed.

Cash costs and AISC per ounce sold are expected to increase in 2023 reflecting lower production levels as the expected head grade returns closer to reserve grade levels with operating cost pressures expected to persist. Capital expenditures are expected to be approximately $155 million, compared to $136 million in 2022, primarily consisting of capitalized waste in order to secure the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure to secure operational continuity. (see "Risks and Uncertainties")

Brownfield Exploration

Approximately 12,600 metres of diamond drilling were completed in 2022 as part of an infill drilling program to improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

Bambouk Assets

The Company announced it had entered into definitive agreements with Managem to sell its interests in the Bambouk assets (see news release dated December 20, 2022).

Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha- Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.

The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions. The Company received consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions and are expected to close over the course of the second quarter into the early third quarter of 2023.

Until the closing of the transactions, under the terms of the agreements, exploration expenditure incurred to further the Bambouk district assets will be recouped from Managem upon closing.

Boto Gold Project, Senegal
The Boto Gold Project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free-carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.

The 2022 scope of work included the completion of preliminary works started in 2021. During the fourth quarter 2022, the on-site hydrogeological study to further understand and model water flow was completed, for which the final report is expected in early 2023. In addition, the Company progressed with the work related to the Kouliminde village resettlement action plan. Capital expenditures totaled $13.8 million for 2022, with an additional $5.9 million planned for 2023, which, if not incurred in advance of the closing of the transaction, will reduce the final purchase price paid by Managem.

Karita Gold Project, Guinea

The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone.

Approximately 24,000 metres of drilling was completed in 2022 to support a future initial mineral resource estimate. During the third quarter, the Company reported assay results with highlights including: 34.0 metres grading 5.81 g/t Au, 25.0 metres grading 5.32 g/t Au and 12.0 metres grading 9.49 g/t Au (see news release dated July 6, 2022).

Diakha-Siribaya Gold Project, Mali

The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres. The project is located approximately 10 kilometres south of the Boto Gold project, in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

IAMGOLD CORPORATION	15
Annual Management's Discussion and Analysis - December 31, 2022

North America

Abitibi District, Canada

The Company is developing a "hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is progressing the development of the Fayolle property to provide supplemental feed during the second half of the year.

Westwood Mine (IAMGOLD interest - 100%)

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Underground lateral development (metres)	1,297	397	4,303	946	5,167
Ore mined (000s t) - underground	64	61	241	106	370
Ore mined (000s t) - other sources	216	229	836	919	558
Ore mined (000s t) - total	280	290	1,077	1,025	928
Ore milled (000s t)	300	254	1,118	965	932
Head grade (g/t) - underground	4.69	4.60	5.42	4.46	5.44
Head grade (g/t) - other sources	1.22	0.96	1.05	0.85	1.10
Head grade (g/t) - total	1.94	1.83	1.99	1.24	2.83
Recovery (%)	93	90	93	92	94
Gold production (000s oz) - 100%	18	13	67	35	79
Gold sales (000s oz) - 100%	18	12	66	34	81
Average realized gold price[1] ($/oz)	$1,718	$1,788	$1,788	$1,789	$1,771
Financial Results ($ millions)
Revenues[2]	$31.3	$22.2	$120.6	$61.6	$146.2
Cash costs[1]	$(39.8)	$(28.8)	$(137.5)	$(76.6)	$(92.0)
Other mine costs[3]	(0.3)	(0.1)	(1.7)	(0.4)	(3.6)
Cost of sales[2]	$(40.1)	$(28.9)	$(139.2)	$(77.0)	$(95.6)
Sustaining capital expenditures[1]	(7.8)	(5.1)	(30.3)	(11.4)	(11.7)
Other costs and adjustments[4]	0.4	(0.3)	(1.3)	(0.5)	2.6
AISC[1]	$(47.5)	$(34.3)	$(170.8)	$(88.9)	$(104.7)
Expansion capital expenditures[1]	$(2.1)	$(0.3)	$(4.8)	$(2.9)	$(9.5)
Performance Measures[5]
Cost of sales excluding depreciation[6] ($/oz sold)	$2,230	$2,335	$2,093	$2,252	$1,175
Cash costs[1] ($/oz sold)	$2,210	$2,325	$2,068	$2,240	$1,130
AISC[1] ($/oz sold)	$2,639	$2,775	$2,568	$2,600	$1,286

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Other mine costs exclude by-product credits.

4. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

6. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $2.3 million for the fourth quarter 2022 (fourth quarter 2021 - $2.1 million) and $8.4 million for 2022 (2021 - $9.9 million, 2020 - $nil), which had an impact on cost of sales, excluding depreciation, per ounce sold of $125 for the fourth quarter 2022 (fourth quarter 2021 - $165) and $126 for 2022 (2021 - $289; 2020 - $nil).

Operational Insights

• Annual production for Westwood was 67,000 ounces, within the revised guidance range of 65,000 to 75,000 ounces and a 91% increase from the prior year. Gold production in the fourth quarter was 18,000 ounces, higher by 5,000 ounces or 38% compared to the same prior year period. Higher production is due to higher volumes and grade of ore produced from the underground mine as well as higher grade ore mined from the Grand Duc open pit.

• Mining activity of 280,000 tonnes in the fourth quarter was in line with the same prior year period. Mining activity for the year was 1,077,000 tonnes, a 5% increase from the prior year due to higher volumes of ore produced from the underground mine, partially offset by lower ore production from the Grand Duc open pit. Underground production increased as the underground mine was on care and maintenance for the majority of the first half of 2021.

IAMGOLD CORPORATION	16
Annual Management's Discussion and Analysis - December 31, 2022

• Underground development in the fourth quarter experienced the highest development rate of the year, with 1,297 metres of lateral development completed, triple that of the same prior year period, resulting in full-year lateral development of 4,303 metres. This successful ramp-up in development activity has secured multiple ore faces at different levels in the mine, providing increased operational flexibility to exploit multiple stope sequences simultaneously to support the 2023 production plan.

• Mill throughput of 300,000 tonnes in the fourth quarter at an average underground and open pit head grade of 1.94 g/t was 18% higher, compared to the same prior year period. Mill throughput for the year was 1,118,000 tonnes at an average grade of 1.99 g/t, a 16% increase from the prior year. The increase in mill throughput is due to improved availability resulting from the successful execution of mill maintenance strategies as well as the management of highly abrasive material from Grand Duc.

• The collective bargaining agreement with the Westwood union was renewed in December.

Financial Performance - Q4 2022 Compared to Q4 2021

• Mining costs were higher in the fourth quarter as an increased proportion of ore production was sourced from the underground mine at higher unit costs, reflecting the gradual ramp up of production after resuming underground operations in June 2021.

• Cost of sales, excluding depreciation, of $40.1 million was higher by $11.2 million or 39%, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, of $2,230, was lower by $105 or 4%, primarily due to higher gold sales, partially offset by higher mining costs.

• Cash costs of $39.8 million were higher by $11.0 million or 38%, due to higher mining costs. Cash costs per ounce sold of $2,210 were lower by $115 or 5%, primarily due to higher gold sales, partially offset by higher mining costs.

• AISC per ounce sold of $2,639 was lower by $136 or 5% primarily due to higher gold sales, partially offset by higher cash costs and sustaining capital expenditures.

• Sustaining capital expenditures in the fourth quarter of $7.8 million included underground development and diamond drilling of $5.3 million and other sustaining capital projects of $2.5 million. Expansion capital expenditures of $2.1 million relate to the relocation of certain infrastructure allowing for the expansion of the Grand Duc open pit.

Financial Performance - 2022 Compared to 2021

• Mining costs were higher in 2022 as an increased proportion of ore production was sourced from the underground mine at higher unit costs, reflecting the gradual ramp up of production after resuming underground operations in June 2021.

• Cost of sales, excluding depreciation, of $139.2 million, was higher by $62.2 million or 81%, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, of $2,093, was lower by $159 or 7%, primarily due to higher gold sales, partially offset by higher mining costs.

• Cash costs of $137.5 million were higher by $60.9 million or 80%, due to higher mining costs. Cash costs per ounce sold of $2,068 were lower by $172 or 8%, primarily due to higher gold sales, partially offset by higher mining costs.

• AISC per ounce sold of $2,568 was lower by $32 or 1%, due to higher gold sales, offset by higher cash costs and sustaining capital.

• Sustaining capital expenditures of $30.3 million for 2022 included underground development and diamond drilling of $24.4 million and other sustaining projects of $5.9 million. Expansion capital expenditures of $4.8 million for YTD 2022 primarily related to advancing Fayolle property activities and supporting the expansion of the Grand Duc open pit.

Outlook

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year, benefiting from the continued advancement of underground development providing access to higher grade zones in the second half of the year. Mill feed will continue to be supplemented from available surface deposits. The 2023 production guidance continues to incorporate supplemental mill feed from satellite deposits, including ore feed from the Fayolle property in the second half of the year.

Capital expenditures are expected to be approximately $45 million of sustaining capital, compared to $35.1 million in 2022, primarily consisting of $20 million in underground development, $10 million for the renewal of the mobile fleet and fixed equipment, $7.5 million for repairs to the Westwood mill, and $7.5 million on other capital projects. This guidance assumes that underground development rates will continue at a pace consistent with the fourth quarter 2022.

Brownfield Exploration

Approximately 39,000 metres of underground and surface diamond drilling were completed in 2022 including approximately 3,500 metres in geotechnical drilling. Surface drilling focused on evaluating the resource potential between, and adjacent to, the Grand Duc and Doyon pits, while underground infill drilling focused on supporting the continued ramp up of underground mining operations.

IAMGOLD CORPORATION	17
Annual Management's Discussion and Analysis - December 31, 2022

Fayolle Property

The Company is progressing the development of the Fayolle deposit located approximately 30 kilometres northwest of the Westwood complex as part of a stage-gate process before a formal decision to exploit the deposit is made. Detailed engineering, permitting, and environmental studies are ongoing with the Ministry of the Environment and a closure plan filed has been approved by the Ministry of Natural Resources in December 2022 in support of the environmental permit required before a mining lease can be issued. It is estimated that the mining lease will be issued during the first half of the year with mining starting in the second half of the year.

Rouyn Gold Project

During the fourth quarter, IAMGOLD gave notice that it had elected to terminate its option to purchase a 100% interest in Yorbeau Resources Inc.'s ("Yorbeau") Rouyn Gold project, located near Rouyn-Noranda (see Yorbeau news release dated December 19, 2022).

Côté District, Canada

Côté Gold Project

The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed by a 70:30 joint venture (the "Côté Gold UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. with the Company effectively owning a 64.75% interest in the associated land package at December 31, 2022. In July 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.

Funding transaction with Sumitomo

On December 19, 2022, the Company announced that it had reached an agreement to amend the Côté Gold UJV. Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests pursuant to the terms of the Amended JVA (the "Repurchase Option") to return to its full 70% interest in the Côté Gold Project. IAMGOLD will pay a repurchase option fee to SMM equal to the three month SOFR plus 4%, and IAMGOLD shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold Project. The Company may exercise the Repurchase option through the payment of the aggregate amounts advanced by Sumitomo up to the achievement of commercial production, subject to certain adjustments relating to the period between initial gold production and commercial production. The Repurchase Option fee accrued during 2023 will be payable when the Company repurchases its interest and the fee accrued from January 1, 2024, onwards will be paid in cash on a quarterly basis.

The amendment to the Côté Gold UJV also includes changes to governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained.

Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted, as calculated by the Company, by 5.0% to 65.0%.

Project Expenditures

The Company incurred $185.6 million (at an average recorded USDCAD exchange rate of 1.39) in the fourth quarter 2022 and $631.9 million for 2022. Since commencement of construction IAMGOLD has incurred approximately $1.2 billion. The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. The Company's attributable funding requirement is net of equipment lease funding of $58 million for 2023 and working capital adjustments. It is expected that Sumitomo will fund approximately $340 million of the 2023 expenditure as per the Amended JVA, requiring IAMGOLD to fund the remaining $460 to $535 million during 2023.

Fourth Quarter Activities Update

As of December 31, 2022, overall, the project was estimated to be approximately 73% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety	The project has surpassed 8.3 million hours of no lost time injuries. COVID-19 impacts have been limited but remain closely monitored and controlled on a case-by-case basis.
Labour and workforce

Current workforce on site is exceeding 1,500 workers and is at peak capacity levels. Work continued during December holidays and camp returned to full capacity in early January 2023. The project team is looking to increase the camp capacity by 200 beds in Q2 to support project activities.

IAMGOLD CORPORATION	18
Annual Management's Discussion and Analysis - December 31, 2022

Earthworks activities	Earthworks activities advanced with a focus on the tailing management facility ("TMF") dams, preparing haul roads for autonomous deployment and overburden removal.

• Water Realignment Channel 2 is now complete. Work has progressed on East Seepage collection Pond Dam, TMF West Dam and haul roads construction (HR4 and HR5).

• TMF East Starter Dam work is progressing including the liner and plinth installation. The focus is now to raise the East starter dam to a certain elevation to accumulate water during spring freshet.

Processing plant

Processing plant civil works is mostly finished with a few remaining concrete pours for the primary crusher area. Structural steel work in the HPGR and Secondary crushing area is well underway with the main structure and overhead crane to be installed in the first months of 2023. Installation of the leach tank is nearly complete. The bridge structure for both thickeners was also installed, and all of the major equipment has been installed in the coarse ore area.

Structural, mechanical and piping work activities in the processing plant are also underway, with ball mill and vertimill installations ongoing. Structural steel and piping work are also progressing and work on the CIP tank has started. The electrical installation contractor has mobilized with work starting on cable tray installation.

Infrastructure

The overhead power line has been completed, with the connection to the provincial Hydro grid and the main electrical substation progressing. The communications tower network for the autonomous haulage and drilling systems has progressed with 12 towers in operation and is scheduled to be completed in Q1 2023.

The truck shop foundation and structural steel erection is complete and work has started inside the building. Interior work is ongoing within the assay lab facility.

Installation of underground services has progressed significantly and critical work was completed in January 2023.

Procurement

Heavy mobile equipment continues to arrive on site with thirteen CAT 793F haul trucks, two 994 loaders and four D10 dozers having been delivered by the end of December. The majority of equipment has been delivered with the remaining delivery progressing on schedule.

Permitting and sustainability

All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project. Community consultation and the implementation of the impact benefit agreements with indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

Operational readiness

Operational readiness has been advanced in multiple areas with a continued focus on organizational design and the hiring strategy selection and implementation of technology, standardization of mine and mill and site maintenance processes and systems. Spare parts for equipment are being purchased and contracts for key consumables are being advanced. Autonomous hauling in support of mining activities began in January following quarter-end. Training documentation for autonomous haul trucks was completed in the quarter and is being refined based on implementation. Two groups of autonomous control room operators completed their onboarding and training. Operations personnel moved into the operations office facility and the mine control room has been fully commissioned. Training in live environment with loaders, haul trucks and dozer took place towards the end of the quarter. In early December the first drilling with the Côté owned and operated Epiroc D65 began with the first blast of a drilled pattern achieved prior to the end of the year.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:

IAMGOLD CORPORATION	19
Annual Management's Discussion and Analysis - December 31, 2022

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 17,000 metres of diamond drilling was completed in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor.

On January 27, 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource and, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022). On February 2, 2023, the Company announced assay results from its 2022 diamond drilling program demonstrating further the expansion potential of Gosselin at depth and to the south of the current resource boundary (see news release dated February 2, 2023).

In 2023, additional infill and delineation diamond drilling is planned to expand and increase the confidence of the existing resource. In addition, various technical studies are planned, including a metallurgical testing sampling program, the establishment of the environmental baseline and mining optimization studies for the inclusion of Gosselin resources into the Côté Gold life-of-mine plans.

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.

Nelligan Gold Project

The Nelligan Gold project is located approximately 40 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 4,700 metres of diamond drilling was completed in 2022 to support the completion of an updated resource estimate.

The Company reported an updated Mineral Resource Estimate (on a 100% basis) of 72.2 million tonnes of Indicated Mineral Resources averaging 0.85 g/t Au for 1.97 million ounces of gold, and 114.1 million tonnes of Inferred Mineral Resources averaging 0.88 g/t Au for 3.24 million ounces of gold (see news release dated January 12, 2023).

Royalties

EURO Ressources ("EURO") is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO, makes quarterly royalty payments to EURO and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using Afternoon London Price less approximately $300 to $350 per ounce. As of December 31, 2022, Rosebel had produced 5.7 million ounces of gold and 1.3 million ounces of gold remain under the Rosebel royalty agreement.

After the sale of the Rosebel mine to Zijin, IAMGOLD will continue to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and receive a 90% share of any annual dividend from EURO, net of income taxes in France and withholding taxes.

IAMGOLD CORPORATION	20
Annual Management's Discussion and Analysis - December 31, 2022

Exploration

In the fourth quarter 2022, expenditures for exploration and project studies totaled $7.9 million compared with $8.4 million in the same prior year period, of which $6.1 million was expensed and $1.8 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 130,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2023 is $18 million.

($ millions)	Q4 2022	Q4 2021	2022	2021	2020[2]
Exploration projects - greenfield	$5.6	$5.6	$25.1	$27.8	$19.9
Exploration projects - brownfield[1]	2.3	2.8	8.6	10.1	16.4
Total - continuing operations	7.9	8.4	33.7	37.9	36.3
Discontinued operations	1.5	2.7	3.9	9.5
Total - all operations	$9.4	$11.1	$37.6	$47.4	$36.3

1. Exploration projects - brownfield for the fourth quarter 2022 included near-mine exploration and resource development of $1.8 million (fourth quarter 2021 - $1.2 million, 2022 - $5.4 - million, 2021 $4.2 million, 2020 $8.4 million).

2. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	21
Annual Management's Discussion and Analysis - December 31, 2022

Discontinued operations - South America

Rosebel District, Suriname

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in Rosebel Gold Mines N.V. ("Rosebel" or "Rosebel Gold Mines"). The transaction closed on January 31, 2023, and the Company received proceeds of $371.5 million, consisting of sales proceeds of $360.0 million, plus $15.0 million of the cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023, being the balance of the cash held by Rosebel on January 31, 2023, subject to final working capital adjustments. In addition, Zijin assumed the outstanding lease balances of approximately $39.5 million and the intercompany loans on closing.

The Rosebel Gold Mines include the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, located 25 kilometres from the Rosebel operations.

Rosebel Mine (IAMGOLD interest - 95%)1

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined[2] (000s t)	1,723	2,194	6,172	5,975	7,032
Waste mined[2] (000s t)	11,384	11,594	48,823	37,163	35,348
Material mined[2] (000s t) - total	13,107	13,788	54,995	43,138	42,380
Strip ratio[2,3]	6.6	5.3	7.9	6.2	5.0
Ore milled (000s t) - Rosebel	1,457	1,461	5,723	6,232	7,973
Ore milled[2] (000s t) - Saramacca	598	988	2,665	3,655	2,347
Ore milled[2] (000s t) - total	2,055	2,449	8,388	9,887	10,320
Head grade[2,4] (g/t)	1.29	0.78	1.00	0.70	0.82
Recovery[2] (%)	96	86	94	85	91
Gold production[2] (000s oz) - 100%	82	53	252	188	245
Gold production[1] (000s oz) - owner operator	73	44	225	162	221
Gold production (000s oz) - attributable 95%	69	42	214	154	210
Gold sales[1] (000s oz) - owner operator	71	50	226	156	216
Average realized gold price[5] ($/oz)	$1,725	$1,795	$1,793	$1,777	$1,757
Financial Results ($ millions)[1]
Revenues[8]	$122.9	$88.2	$405.2	$276.2	$380.5
Operating costs	(69.3)	(68.9)	(253.9)	(220.1)	(206.2)
Royalties	(7.8)	(5.4)	(26.8)	(19.9)	(22.4)
Cash costs[5,6]	$(77.1)	$(74.3)	$(280.7)	$(240.0)	$(228.6)
Other mine costs[7]	(0.2)	(20.1)	(6.1)	(20.1)	(2.5)
Cost of sales[8]	$(77.3)	$(94.4)	$(286.8)	$(260.1)	$(231.1)
Sustaining capital expenditures[5,9]	(30.2)	(13.3)	(105.2)	(42.2)	(29.3)
Other costs and adjustments[10]	(3.2)	18.1	(4.1)	13.5	(4.4)
AISC[5]	$(110.7)	$(89.6)	$(396.1)	$(288.8)	$(264.8)
Expansion capital expenditures[5,11]	$(2.2)	$(17.1)	$(25.6)	$(56.4)	$(38.5)
Performance Measures[12]
Cost of sales excluding depreciation[13] ($/oz sold)	$1,085	$1,922	$1,269	$1,674	$1,068
Cash costs[5] ($/oz sold)	$1,083	$1,514	$1,243	$1,545	$1,056
AISC[5] ($/oz sold)	$1,554	$1,824	$1,753	$1,859	$1,224

1. Rosebel at 100% and Saramacca at 70%, as included in the consolidated financial statements, unless otherwise stated.

2. Includes Saramacca at 100%.

3. Strip ratio is calculated as waste mined divided by ore mined.

4. Includes head grade for the fourth quarter 2022 related to the Rosebel concession of 1.15 g/t and the Saramacca concession of 1.65 g/t (fourth quarter 2021 - 0.70 g/t and 0.91 g/t respectively).

5. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

6. Cash costs include by-product credits.

7. Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter 2022 of $nil (fourth quarter 2021 - $20.0 million) and the exclusion of by-product credits.

8. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

9. Includes sustaining capitalized stripping for the fourth quarter 2022 of $14.7 million (fourth quarter 2021 - $nil) and 2022 of $50.1 million (2021 - $nil; 2020 - $nil).

10. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

11. Includes expansion capitalized stripping for the fourth quarter 2022 of $1.0 million (fourth quarter 2021 - $10.3 million) and 2022 of $19.6 million (2021 - $33.6 million; 2020 - $14.9 million).

12. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

13. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2022 (fourth quarter 2021 - $23.1 million) and $5.8 million for 2022 (2021 - $38.2 million; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of $nil (fourth quarter 2021 - $469 per ounce sold) and $26 per ounce sold for 2022 (2021 - $246 per ounce sold; 2020 - $nil per ounce sold).

IAMGOLD CORPORATION	22
Annual Management's Discussion and Analysis - December 31, 2022

Operational Insights

• Annual attributable gold production for Rosebel was 214,000 ounces, exceeding the upper end of the updated guidance range of 175,000 to 200,000 ounces and 39% higher than the prior year. Gold production in the fourth quarter was 69,000 ounces, 64% higher than the same prior year period. Higher production was due to improved recovery as a result of mill upgrades and higher head grades, partially offset by lower throughput.

• Material mined of 13.1 million tonnes in the fourth quarter was 5% lower compared to the same prior year period due to a higher proportion of material mined from Saramacca, resulting in longer hauling distances, in addition to weather delays and soft floor conditions.

• Mill throughput of 2.1 million tonnes in the fourth quarter at an average head grade of 1.29 g/t was 16% lower compared to the same prior year period, due to higher proportions of hard rock milled. Rosebel contributed 57% of the ore at an average head grade of 1.25 g/t, Saramacca contributed 27% at an average head grade of 1.72 g/t and the remaining 16% was sourced from ore stockpiles with an average head grade of 0.75 g/t. Mill recovery of 96% for the fourth quarter was higher than same prior year period, due to the improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

Financial Performance - Q4 2022 Compared to Q4 2021

• Production costs were higher in the fourth quarter due to inflationary impacts on consumables and supplies, as well as higher costs and higher royalties resulting from increased gold sales.

• Cost of sales, excluding depreciation, of $77.3 million was lower by $17.1 million or 18%, due to a NRV write down of $23.1 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,085 per ounce sold was lower by $ 837 or 44%, due to the higher gold sales and lower cost of sales.

• Cash costs of $77.1 million were higher by $2.8 million or 4%, due to higher production costs. Cash costs of $1,083 per ounce sold were lower by $431 or 28%, primarily due to higher gold sales, partially offset by higher production costs.

• AISC per ounce sold of $1,554 was lower by $270 or 15% due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs.

• Total capitalized stripping of $15.7 million was higher by $5.4 million or 52% due to higher mining costs and volumes of waste stripping.

• Sustaining capital expenditures, excluding capitalized stripping, of $15.5 million included capital spares of $5.4 million, mobile equipment of $1.6 million, mill equipment of $1.3 million, tailings management of $1.3 million, pit development at Saramacca of $0.9 million, and other sustaining projects of $5.0 million. Expansion capital expenditures, excluding capitalized stripping, of $1.2 million included the Saramacca project and other expansion projects.

Financial Performance - 2022 Compared to 2021

• Production costs were higher in 2022 due to inflationary impacts on consumables and supplies, as well as higher costs and higher royalties resulting from increased gold sales.

• Cost of sales, excluding depreciation, of $286.8 million, was higher by $26.7 million or 10%, primarily due to higher production costs, partially offset by a NRV write down of $38.2 million recorded in 2021. Cost of sales per ounce sold, excluding depreciation, of $1,269 was lower by $405 or 24%, primarily due to higher gold sales, partially offset by higher cost of sales.

• Cash costs of $280.7 million were higher by $40.7 million or 17%, primarily due to higher production costs. Cash costs per ounce sold of $1,243 were lower by $302 or 20%, primarily due to higher gold sales, partially offset by higher production costs.

• AISC per ounce sold of $1,753 was lower $106 or 6%, primarily due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs.

• Total capitalized stripping of $69.7 million was higher by $36.1 million or 107% due to higher volumes of waste stripping.

• Sustaining capital expenditures, excluding capitalized stripping, of $55.1 million included capital spares of $22.0 million, mill equipment of $7.0 million, mobile equipment of $5.3 million, tailings management of $5.0 million, Saramacca pit development of $3.7 million, water management of $2.9 million and other sustaining projects of $9.2 million. Expansion capital expenditures, excluding capitalized stripping, of $6.0 million primarily included the Saramacca development project.

IAMGOLD CORPORATION	23
Annual Management's Discussion and Analysis - December 31, 2022

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2022, the Company had $407.8 million in cash and cash equivalents at its continuing operations and net debt1 of $605.6 million. Approximately $26.6 million was available under the Company's secured revolving credit facility ("Credit Facility") resulting in liquidity1 at December 31, 2022, of approximately $434 million. At December 31, 2022, assets held for sale included cash and cash equivalents of $40.8 million of which $38.5 million was held at Rosebel, resulting in total cash and cash equivalents of $448.6 million. On the closing of the Rosebel sales transaction, the Company received $15 million of the January 31, 2023, Rosebel cash balance of $39.8 million and will receive the remaining balance by the end of March 2023. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures. During the third quarter, the Côté UJV amended this requirement to two months from three months. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. As at December 31, 2022, $236.4 million of cash and cash equivalents was held by Côté Gold and Essakane. The cash at Côté will be used for expenditures of Côté Gold and excess cash at Essakane is repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. The Company funded its portion of the Côté UJV funding in 2022 with available cash balances, cash generated from its operations and drawdowns on the Credit Facility. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $56.3 million. The following sets out the changes in cash balance from September 30, 2022 to December 31, 2022 and December 31, 2021, to December 31, 2022:

December 31, 2022 vs September 30, 2022 Cash balance

($ millions)

December 31, 2022 vs December 31, 2021 Cash balance

($ millions)

_____________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	24
Annual Management's Discussion and Analysis - December 31, 2022

Current assets as at December 31, 2022, were $1,521.3 million, up $570.2 million compared with December 31, 2021. The increase was due to the Rosebel and the Bambouk long term assets held being classified as assets held for sale of $785.6 million, offset by lower cash and cash equivalents and short term investments of $144.7 million of which $40.8 million reclassified to assets held for sale and inventories of $102.2 million, of which $115.4 million reclassified to assets held for sale. Current liabilities as at December 31, 2022, were $646.2 million, up $64.5 million compared with December 31, 2021. The increase was due to the Rosebel and the Bambouk long term liabilities being reclassified as liabilities held for sale of $162.9 million, offset by a decrease in the current portion of deferred revenue of $189.7 million in connection with the Company's 2019 gold sale prepayment arrangement (the "2019 Prepay Arrangement") being recognized in revenue as it settled in equal monthly physical gold deliveries of 12,500 ounces in 2022, and a decrease in accounts payable and accrued liabilities of $10.3 million, of which $89.7 million reclassified to liabilities held for sale.

The following table summarizes the Company's long-term debt:

	Dec 31	Dec 31	Dec 31
($ millions)[1]	2022	2021	2020
Credit Facility	$455.0	$-	$-
5.75% senior notes	447.6	445.7	438.6
Equipment loans	16.1	18.7	28.0
	$918.7	$464.4	$466.6

1. Long-term debt does not include leases in place at continuing operations of $73.8 million as at December 31, 2022 (December 31, 2021 - $11.4 million, December 31, 2020 - $10.3 million).

Debt Maturity Schedule¹

1. Includes principal and interest payments for the credit facility, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024 and leases.

Credit Facility

The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended including in February 2021, to primarily extend the maturity date from January 31, 2023, to January 31, 2025, for $490 million of the available credit. During the year ended December 31, 2022, the Company drew down $455 million on the Credit Facility. As at December 31, 2022, the Company had letters of credit in the amount of $18.4 million issued under the Credit Facility to guarantee certain environmental indemnities and $26.6 million was available under the Credit Facility. Subsequent to the year ended December 31, 2022, the Company issued a letter of credit totaling $10.8 million under the Credit Facility to guarantee certain environmental indemnities. The Company repaid $9.1 million on the Credit Facility on January 31, 2023 as the available credit reduced to $490 million.

The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding the Côté Gold project with certain exceptions. The Company entered into a further amendment to obtain consent for the amendment to the Amended UJV agreement as part of the funding agreement with SMM. Subsequent to December 31, 2022, the Company obtained consent for the sale of the Bambouk assets.

Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

IAMGOLD CORPORATION	25
Annual Management's Discussion and Analysis - December 31, 2022

Leases

At December 31, 2022, the Company had lease obligations of $73.8 million at a weighted average borrowing rate of 6.26%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $16.9 million portion guaranteed by SMM that represents their 30% ownership in the unincorporated joint venture.

Equipment loans

At December 31, 2022, the Company had equipment loans with a carrying value of $16.1 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility has been fully drawn as at December 31, 2022.

Prepay arrangements

During 2019, the Company entered into the 2019 Prepay Arrangement with a collar range of $1,300 to $1,500 per ounce at a cost of 5.38% per annum. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. During the year ended December 31, 2022, the Company delivered 150,000 ounces into the 2019 Prepay Arrangement and received $30.0 million in cash in relation to the collar, completing the 2019 Prepay Arrangement.

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024. The 2022 Prepayment Arrangements had the effect of rolling the 2019 Prepay Arrangement from 2022 to 2024 after the completion of the construction of Côté Gold.

Surety bonds and performance bonds

As at December 31, 2022, the Company had (i) C$215.8 million ($159.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($27.6 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

During the year ended December 31, 2022, the Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and C$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized.

The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities. The Company will also have to post additional surety bonds at Côté Gold once the project achieves commercial production.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk - Summary of Hedge Portfolio" for information relating to the Company's outstanding derivative contracts including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At December 31, 2022, the Company had available liquidity of $434.4 million comprised of $407.8 million in cash and cash equivalents and $26.6 million available for draw down under the Credit Facility. As at December 31, 2022, $236.4 million of cash and cash equivalents was held by the Côté Gold UJV and Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of estimated future expenditures. The Company uses dividends to repatriate funds from Essakane and these can only be declared during the second and third quarters of the year and this timing impacts the amount of cash held by Essakane.

The remaining attributable funding required by the Company to the Côté UJV to complete the construction of the Côté Gold Project is estimated to be between $800 and $875 million from January 1, 2023. SMM will be funding up to $340 million of this amount on behalf of the Company as per the funding agreement entered into with SMM on December 19, 2022 (see "Côté Gold Project"), requiring the Company to fund approximately $460 to $535 million during 2023. Subsequent to December 31, 2022, SMM funded $126.4 million on behalf of the Company, resulting in the Company's interest in the Côté Gold Project being diluted, as calculated by the Company, by 5.0% to 65.0%.

IAMGOLD CORPORATION	26
Annual Management's Discussion and Analysis - December 31, 2022

The transaction with Zijin Mining Group Co. Ltd. to sell the Company's interests in the Rosebel mine closed on January 31, 2023, and the Company received total cash consideration of $371.5 million on January 31, 2023, with estimated additional proceeds of $24.8 million expected to be received by the end of March 2023, subject to closing working capital adjustments. The Company is expecting to close the transaction for the sale of its interests in the Bambouk assets during the second and third quarters of 2023 for pre-tax cash consideration of $282 million.

Based on strategic transactions executed in the fourth quarter of 2022, the information currently available and prevailing market conditions, which impact project expenditures and operating cash flows, the Company believes it has met the remaining funding requirements to complete construction of the Côté Gold Project based on the current estimated cost and schedule and does not expect that it will require additional liquidity in 2023. The Company continues to advance additional financing initiatives to strengthen its balance sheet, improve its liquidity and reduce amounts drawn under its credit facility, and in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Contractual Obligations

As at December 31, 2022, contractual obligations from continuing operations with various maturities were approximately $2.0 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in "Market Risk - Summary of Hedge Portfolio".

		Payments due by period[1]
At December 31, 2022	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$1,148.6	$69.1	$550.5	$53.2	$475.8
Purchase obligations	114.6	102.3	3.8	4.8	3.7
Capital expenditure obligations	347.0	327.2	15.8	4.0	-
Lease obligations	33.7	8.4	15.8	4.3	5.2
Total contractual obligations	$1,643.9	$507.0	$585.9	$66.3	$484.7
Asset retirement obligations	315.3	5.5	19.7	21.5	268.6
	$1,959.2	$512.5	$605.6	$87.8	$753.3

1. Total contractual obligations exclude the 2022 Prepay Arrangement which will be physically settled in 2024.

The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in "Market Risk - Summary of Hedge Portfolio".

Cash Flow

($ millions)	Q4 2022	Q4 2021	2022	2021	2020
Net cash from (used in) per consolidated financial statements:
Operating activities	$66.8	$67.5	$408.7	$285.0	$347.6
Investing activities	(233.3)	(263.3)	(891.9)	(630.7)	(246.2)
Financing activities	64.2	0.4	404.0	(41.2)	0.8
Effects of exchange rate fluctuation on cash and cash equivalents	15.3	(1.8)	(17.1)	(9.7)	8.7
Increase (decrease) in cash and cash equivalents	$(87.0)	$(197.2)	$(96.3)	$(396.6)	$110.9
Cash and cash equivalents, beginning of the period	535.6	742.1	544.9	941.5	830.6
Cash and cash equivalents, end of the period - all operations	$448.6	$544.9	$448.6	$544.9	$941.5
Less: Cash and cash equivalents included in Assets held for sale	(40.8)	-	(40.8)	-
Cash and cash equivalents, end of the period - continuing operations	$407.8	$544.9	$407.8	$544.9	$941.5

IAMGOLD CORPORATION	27
Annual Management's Discussion and Analysis - December 31, 2022

Operating Activities

Net cash flow from operating activities was $66.8 million for the fourth quarter of 2022 and includes cash flow from operating activities of $12.3 million from continuing operations and $54.5 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $40.4 million from the same prior year period, primarily due to:

• lower cash earnings of $35.6 million

• a net unfavourable change in non-cash working capital movements of $13.3 million partially offset by

• net proceeds from the 2022 Prepay Arrangements of $10.3 million.

Net cash flow from operating activities was $408.7 million for the year ended 2022 and includes cash flow from operating activities of $257.6 million from continuing operations and $151.1 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $0.2 million from the prior year, primarily due to:

• an unfavourable change in non-cash working capital movements and non-current ore stockpiles of $42.4 million resulting from an increase in the value-added tax and HST receivable of $55.3 million and an increase in supplies inventory, ore stockpile and finished goods inventories of $9.5 million partially offset by:

• an increase in trade and other payables of $20.7 million due to timing of payment of suppliers

• an increase in income tax paid of $31.4 million resulting from withholding taxes on repatriation of funds of $26.9 million offset by:

• higher cash earnings of $19.3 million

• net proceeds from the 2022 Prepay Arrangements of $41.0 million

• higher cash receipts from the settlement of derivatives of $11.8 million.

Investing Activities

Net cash used in investing activities for the fourth quarter 2022 was $233.3 and included cash used in investing activities from continuing operations of $205.4 million and discontinued operations of $27.9 million. Compared with the fourth quarter 2021, net cash used in investing activities from the continuing operations decreased by $28.3 million, primarily due to a decrease in capital expenditures for property, plant and equipment of $13.4 million and proceeds from the disposal of bond fund investments and marketable securities of $13.3 million.

Net cash used in investing activities for the year ended 2022 was $891.9 million and included cash used in investing activities from continuing operations of $761.2 million and discontinued operations of $130.7 million. Net cash used in investing activities from the continuing operations increases by $234.2 million when compared with the prior year, primarily due to an increase in capital expenditures for property, plant and equipment of $217.5 million mainly related to the Cóté Gold construction, an increase in restricted cash of $10 million as well as the increase in borrowing costs of $8.6 million, partially offset by proceeds from the disposal of marketable securities and bond fund investments of $38.0 million. The prior year's investing activities also included the proceeds of selling non-core royalties for $45.9 million.

Financing Activities

Net cash from (used in) financing activities for the fourth quarter 2022 was $64.2 million and included cash from financing activities from continuing operations of $68.6 million and discontinued operations of $(4.4) million. Compared with the fourth quarter 2021, net cash from financing activities for the continuing operations increased by $66.1 million, primarily due to proceeds from the Credit Facility drawdowns of $75.0 million.

Net cash from financing activities for the year ended 2022 was $404.0 million and included cash from financing activities from continuing operations of $420.9 million and discontinued operations of $(16.9) million. Net cash from financing activities for continuing operations increased by $443.7 million from the prior year, primarily due to proceeds received from the Credit Facility drawdowns of $455.0 million and the equipment loans of $6.0 million, partially offset by an increase in dividends paid to non-controlling interest of $13.4 million.

Market Trends

Global Financial Market Conditions and Gold Price

The spot price of gold at the end of the fourth quarter 2022 was $1,814 per ounce and gold traded in a range of $1,628 to $1,824 per ounce during the fourth quarter 2022.

The price of gold is a key driver of the Company's profitability. The average and closing spot gold price and the Company's average realized gold price are set out below. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q4 2022	Q4 2021	2022	2021	2020[3]
Average market gold price ($/oz)	$1,726	$1,795	$1,801	$1,799	$1,769
Average realized gold price[1,2] ($/oz)	$1,639	$1,794	$1,721	$1,793	$1,778
Closing market gold price ($/oz)	$1,814	$1,806	$1,814	$1,806	$1,888

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,704 for the fourth quarter 2022 and $1,802 for 2022.

3. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	28
Annual Management's Discussion and Analysis - December 31, 2022

Inflation

Inflation continues to have an impact on the business as supply demand imbalances continue to impact costs. As a result, central banks continue to raise benchmark rates in an effort to curb inflation. In the U.S., the Fed continued to hike the funds rate again by 50 bps in December and an additional 25bps in February 2023. This brings the benchmark lending rate target range to 4.50% to 4.75%.

Currency and Oil Prices

The U.S. dollar is the Company's functional currency. The Company's revenues are primarily denominated in U.S. dollars. The Company's main exposures are to the Canadian dollar, euro and oil prices.

The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company's hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".

The Company's euro exposures relate to operational and capital expenditures in West Africa. The Company sells a portion of its gold in euros to partially mitigate its exposures.

The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company's hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q4 2022	Q4 2021	2022	2021	2020
Average rates
USDCAD	1.3573	1.2606	1.3019	1.2537	1.3409
EURUSD	1.0220	1.1436	1.0533	1.1828	1.1419
Closing rates
USDCAD	1.3533	1.2656	1.3533	1.2656	1.2754
EURUSD	1.0694	1.1377	1.0694	1.1377	1.2228
Average Brent price ($/barrel)	$89	$80	$99	$71	$43
Closing Brent price ($/barrel)	$86	$78	$86	$78	$52
Average WTI price ($/barrel)	$83	$77	$94	$68	$39
Closing WTI price ($/barrel)	$80	$75	$80	$75	$49

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company's hedging program which can affect the Company's operating results, assuming guided 2022 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1]$/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$5	$5	$5
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$26	$26	$39
EURUSD	$0.10	$25	$25	$40

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

2. Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company's financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company's functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Oil Contracts and Fuel Market Price Risk

Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil which are among the key inputs impacting the Company's costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

IAMGOLD CORPORATION	29
Annual Management's Discussion and Analysis - December 31, 2022

Gold Contracts and Market Price Risk

The Company's primary source of revenue is gold. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Summary of Hedge Portfolio

At December 31, 2022, the Company's outstanding foreign currency and oil derivative contracts were as follows:

	2023	2024
Foreign Currency[1,5]
Canadian dollar contracts[2] (millions of C$)	575	163
Rate range (USDCAD)	1.30 - 1.46	1.30 - 1.32
Hedge ratio[3]	57%	15%
Commodities[4]
Brent oil contracts (thousands of barrels)	428	270
Contract price range ($/barrel of crude oil)	41 - 65	41 - 55
Hedge ratio[3]	56%	36%
WTI oil contracts (thousands of barrels)	473	270
Contract price range ($/barrel of crude oil)	36 - 60	38 - 50
Hedge ratio[3,6]	66%	38%

 The summary of hedge portfolio includes other instruments that the Company considers economic hedges.

1. 2023 Canadian dollar hedges excludes Canadian dollars on hand which functions as a natural hedge for the Company's 2023 Canadian dollar expenditures.

2. The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2023 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates.

3. The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology. Approximately 87% of the 2023 Canadian dollar exposure at Côte has been hedged, after incorporating the SMM funding $340 million at an assumed rate of 1.32.

4. The Company previously executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Includes hedged exposure for WTI at Côté Gold in 2023 and 2024, with a hedge ratio of 30% and 0%, respectively. After the sale of Rosebel, the WTI hedges will be applied to Côte in 2023 and 2024, with a hedge ratio of 260% and 170% respectively.

5. In the fourth quarter the Company executed USDCAD forward contracts at an average rate of $1.3612 for CAD$150 million.

6. On October 18, 2022, it was announced that the Rosebel mine would be sold and as a resulted was classified as a discontinued operation going forward. WTI contracts were entered into in order to hedge Rosebel's oil exposure for which the Company will no longer be exposed to subsequent to closing of the Rosebel sale. The number of oil contracts continues to include WTI contracts previously allocated to Rosebel however subsequent to the Rosebel sale the Company's WTI exposure will only pertain to the Côté Gold project.

In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

• There are four underlying contracts with strike prices ranging from 1.30 to 1.31.

• On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.

• On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.

• The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Each of the four contracts were exercised from January to May and July to August while the USDCAD was below the strike price. Three of the four contracts were exercised in June. None of the four contracts were exercised from September to December 31, 2022. This results in three contracts having four knockouts remaining and one contract having five knockouts remaining.

• The Company realized a gain (loss) for the three and twelve months ended December 31, 2022, of $(2.4) million and $(1.0) million, respectively, on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023. The Company realized a gain for the three and twelve months ended December 31, 2022, of $(0.8) million and $1.6 million, respectively, on this contract which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

IAMGOLD CORPORATION	30
Annual Management's Discussion and Analysis - December 31, 2022

At December 31, 2022, the Company's outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2023	2024
	Weighted average $/ounce		Thousands of ounces
Zero cost collars	1,700	2,252	93	-
Zero cost collars	1,850	1,990	75	-
Zero cost collars	1,850	2,175	15	-
Zero cost collars	1,850	2,191	15	-
Subtotal gold bullion contracts			198	-
2022 Prepay Arrangements - collar	1,700	2,100	-	100
2022 Prepay Arrangements - forward	1,753	-	-	50
Subtotal gold sale prepay arrangements			-	150
Total[1]			198	150

1. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price. In the first quarter, the Company executed gold collar options with an average price range of $1,850 to $1,990 for 75,000 ounces. The Company executed additional gold collar options in the second quarter with an average price range of $1,850 to $2,183 for 30,000 ounces.

The Company's cost metrics were impacted as follows by realized derivative gains and losses:

	Q4 2022	Q4 2021	2022	2021	2020[1]
Cost of sales per ounce sold before hedging	$1,181	$1,475	$1,075	$1,148	$1,029
Realized derivative gains (losses) per ounce sold	24	24	34	13	(28)
Cost of sales per ounce sold	$1,157	$1,451	$1,041	$1,135	$1,057
Cash cost per ounce sold before hedging	$1,250	$1,103	$1,086	$1,058	$1,010
Realized derivative gains (losses) per ounce sold	24	24	34	13	(28)
Cash cost per ounce sold	$1,226	$1,079	$1,052	$1,045	$1,038
AISC per ounce sold before hedging	$1,765	$1,438	$1,533	$1,300	$1,202
Realized derivative gains (losses) per ounce sold	24	28	25	19	(30)
AISC per ounce sold	$1,741	$1,410	$1,508	$1,281	$1,232

1. The 2020 financial results have not been restated and include Rosebel.

Figures may not be calculated based on amounts presented in this table due to rounding.

Related Party Transactions

The Company had non-interest bearing receivables from Yatela which were repaid during the year ended December 31, 2022.

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	2022	2021	2020
Salaries and other benefits	$5.8	$6.0	$5.7
Retirement benefits	2.4	0.3	6.1
Share-based payments	2.6	3.1	2.5
	$10.8	$9.4	$14.3

Shareholders' Equity

Number issued and outstanding (millions)	December 31, 2022	February 15, 2023
Common shares	479.0	479.0
Options[1]	4.7	4.7

1. Refer to note 26 of the consolidated financial statements for all outstanding equity awards.

IAMGOLD CORPORATION	31
Annual Management's Discussion and Analysis - December 31, 2022

QUARTERLY FINANCIAL REVIEW

		2022				2021
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$207.2	$254.5	$232.1	$265.0	$206.4	$230.1	$220.4	$218.6
Net earnings (loss) from continuing operations	$(0.2)	$(43.5)	$(16.5)	$23.8	$(54.2)	$(57.8)	$4.4	$19.7
Net earnings from discontinued operations	$29.0	$(66.4)	$13.0	$8.0	$(149.8)	$(14.7)	$(4.7)	$2.0
Net earnings (loss) attributable to equity holders	$(3.8)	$(45.5)	$(22.2)	$16.0	$(51.9)	$(61.4)	$(0.1)	$17.6
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)	$(0.13)	$-	$0.04
Diluted earnings (loss) attributable to equity holders per share ($/share)	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)	$(0.13)	$-	$0.04

In the third quarter 2022 and the fourth quarter 2021, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022, under the supervision of the Company's Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Interim CEO and the Interim CFO concluded that the Company's disclosure controls and procedures were effective as at December 31, 2022, providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company's internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2022 by the Company's management, including the Interim CEO and the Interim CFO. Based on this evaluation, management, including the Interim CEO and the Interim CFO, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Limitations of Control and Procedures

The Company's management, including the Interim CEO and the Interim CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION	32
Annual Management's Discussion and Analysis - December 31, 2022

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Industry Guide 7"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

IAMGOLD CORPORATION	33
Annual Management's Discussion and Analysis - December 31, 2022

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this report are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2022. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2022.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement Regarding Forward-Looking Information".

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company's consolidated financial statements and related notes for the year ended December 31, 2022. The nature of the Company's activities and the locations in which it operates mean that the Company's business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company's business strategy and is supported by a risk management culture and an effective enterprise risk management ("ERM") system. The Company's view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes. These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The principal risks and uncertainties to the Company's business, financial condition, and results of operations that were identified by management as new or elevated in the fourth quarter 2022 are described above under "Market Risk" and below. Readers are cautioned that no ERM framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the fourth quarter 2022 that are not described above under "Market Risk" or below.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company's latest annual information form and supplemented by the consolidated financial statements and the MD&A for the quarters-ended March 31, 2022, June 30, 2022 and September 30, 2022 as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

Liquidity and Capital Resources

The proceeds of the recently completed sale of Rosebel mine and the anticipated proceeds of the sale of the Bambouk assets, coupled with the financing agreement announced with Sumitomo, are intended to meet the Company's remaining funding requirements for the completion of construction at the Côté Gold Project. Should the Bambouk asset sale transaction not close, or should Sumitomo not fund then the remaining commitment under the funding agreement, the Company will require additional financing to complete the construction of the Côté gold project.

Any limitation on the transfer of cash or other assets between the parent corporation and its subsidiaries and foreign entities, control over cash repatriation, as well as requests by local governments to sell gold from operations locally, could restrict the Company's ability to fund its operations effectively, and the Company may be required to use other sources of funds for these objectives.

The availability of capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects. The cost of capital has increased in 2022 due to the ongoing conflict in Ukraine and related inflationary and market pressures. There can be no certainty that the Company will be successful in obtaining additional financing arrangements or any extension of or amendments to its current financing arrangements on terms and/or conditions that are favourable to the Company, or at all, should the Company require additional financing.

The inability of the Company to increase its liquidity and capital resources, if needed, could have a material adverse effect on its business, financial condition and results of operations.

IAMGOLD CORPORATION	34
Annual Management's Discussion and Analysis - December 31, 2022

Project Execution

Construction costs and the estimated period to complete a project can be impacted by a wide variety of factors, many of which are beyond the control of the Company. The capital expenditures and time period required to complete the construction of Côté Gold are considerable and changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, weather, market conditions or other events that impact construction and commissioning schedules can negatively affect the estimated timing and cost to complete the project and the Company and may have a material adverse effect on the Company's business operations, liquidity and capital resources. Additionally, certain cost containment or reduction initiatives that are in place may not be sustainable over a longer period of time.

Cost Management

Inflation continues to be at high levels recorded in decades in Canada and globally. Inflation is predominantly driven by the cost of goods as input costs continue to increase combined with elevated energy prices. Any inability to contain operating costs such as labour, energy, fuel and consumables, or any increase in royalties and taxation, can negatively impact the Company's earnings and cash flow and may have a material adverse effect on the Company's business operations, liquidity and capital resources. Additionally, certain cost containment or reduction initiatives that are in place may not be sustainable over a longer period of time.

Security and Political Instability

The political and security environment in Burkina Faso deteriorated over the course of 2022, and remains volatile, particularly in the Sahel region where the Company's Essakane mine is located. The country experienced military coups in January 2022 and in September 2022. There have been militant attacks on the supply chain and transit routes over the course of 2022. Mining activities were affected in 2022 as a result of the deteriorating security environment. The Company continues to adjust its operating activities in response to the prevailing security situation, as the safety and security of the Company's personnel and physical assets are of paramount concern.

There is an elevated risk to the Company's operations, assets, financial results and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes on national roads remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on our operations and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

The Company's operations at Essakane are expected to account for all of the Company's positive mine site free cash flow in 2023. Any adverse condition affecting mining, processing conditions, labour relations, supply chain, or taxation could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

Average Realized Gold Price per Ounce Sold - continuing operations

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[4]
Revenues	$207.2	$206.4	$958.8	$875.5	$1,241.7
By-product credits and other revenues	(0.6)	(0.4)	(2.9)	(1.3)	(3.1)
Gold revenues	$206.6	$206.0	$955.9	$874.2	$1,238.6
Sales (000s oz) - 100%	126	114	555	487	696
Average realized gold price per ounce[1,2,3] ($/oz)	$1,639	$1,794	$1,721	$1,793	$1,778

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3. Average realized gold price per ounce sold includes 37,500 ounces (150,000 ounces for the year) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

4. The 2020 financial results have not been restated and include Rosebel.

__________________________

1. GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION	35
Annual Management's Discussion and Analysis - December 31, 2022

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[5]
Cost of sales	$187.2	$249.1	$810.9	$813.3	$991.4
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)	(256.7)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1	$734.7
Adjust for:
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)	-
Other mining costs	(0.5)	(0.3)	(2.8)	(1.3)	(5.6)
Revised estimate for the water tax settlement	-	-	-	-	(7.2)
Cost attributed to non-controlling interests[2]	(11.3)	(9.3)	(44.0)	(42.8)	(51.6)
Cash costs - attributable	$141.2	$113.0	$533.1	$462.1	$670.3
Total gold sales (000 oz) - attributable	115	105	506	442	646
Cash costs[4] ($/oz sold) - attributable	$1,226	$1,079	$1,052	$1,045	$1,038
Cash costs Rosebel - attributable	$73.2	$70.6	$266.6	$228.0
Gold sales Rosebel (000 oz) - attributable	68	47	215	148
Total cash costs[4] all operations - attributable	$214.4	$183.6	$799.7	$690.1	$670.3
Total gold sales[3] all operations (000 oz) - attributable	183	152	721	590	646
Cash costs[4] all operations ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170	$1,038

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4. Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

5. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	36
Annual Management's Discussion and Analysis - December 31, 2022

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[7]
Cost of sales	$187.2	$249.1	$810.9	$813.3	$991.4
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)	(256.7)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1	$734.7
Adjust for:
Sustaining capital expenditures[1]	50.6	28.1	190.4	63.2	79.1
Corporate general and administrative costs[2]	11.0	6.8	48.3	38.2	45.1
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)	-
Other costs[3]	1.6	1.7	5.5	7.3	0.6
Revised estimate for the water tax settlement	-	-	-	-	(7.2)
Cost attributable to non-controlling interests[4]	(15.7)	(11.8)	(60.3)	(48.7)	(57.0)
AISC - attributable	$200.5	$147.4	$763.8	$566.2	$795.3
Total gold sales (000s oz) - attributable	115	105	506	442	646
AISC[6] ($/oz sold) - attributable	$1,741	$1,410	$1,508	$1,281	$1,232
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,746	$1,413	$1,513	$1,284	$1,236
AISC Rosebel - attributable	$105.2	$85.2	$376.3	$274.4
Gold sales Rosebel (000s oz) - attributable	68	47	215	148
AISC all operations - attributable	$305.7	$232.6	$1,140.1	$840.6	$795.3
Total gold sales[5] all operations (000s oz) - attributable	183	152	721	590	646
AISC[6] all operations ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426	$1,232
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,675	$1,540	$1,585	$1,428	$1,236

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Corporate general and administrative costs exclude depreciation expense.

3. Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by- product credits.

4. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

5. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

6. AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

7. The 2020 financial results have not been restated and include Rosebel.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with Word Gold Council guidelines. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Capital expenditures for property, plant and equipment	$187.5	$200.8	$742.7	$525.2	$292.1
Capital expenditures for exploration and evaluation assets	0.7	0.3	1.9	1.9	0.6
	$188.2	$201.1	$744.6	$527.1	$292.7
Capital expenditures - sustaining	50.6	28.1	190.4	63.2	79.1
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9	$213.6

1. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	37
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Essakane	$42.4	$22.9	$158.8	$51.2	$37.3
Rosebel	-	-	-	-	29.3
Westwood	7.8	5.1	30.3	11.4	11.7
	$50.2	$28.0	$189.1	$62.6	$78.3
Corporate	0.4	0.1	1.3	0.6	0.8
Capital expenditures - sustaining	$50.6	$28.1	$190.4	$63.2	$79.1

1. The 2020 financial results have not been restated and include Rosebel.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Essakane	$1.3	$24.1	$3.8	$84.4	$76.4
Rosebel	-	-	-	-	38.5
Westwood	2.1	0.3	4.8	2.9	9.5
	$3.4	$24.4	$8.6	$87.3	$124.4
Côté Gold (70%)	132.1	142.6	531.7	343.0	73.1
Boto Gold	2.1	6.0	13.9	33.6	16.1
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9	$213.6

1. The 2020 financial results have not been restated and include Rosebel.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write- down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

IAMGOLD CORPORATION	38
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[2]
Earnings (loss) before income taxes - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)	$98.8
Add:
Depreciation	44.0	84.0	242.0	265.9	258.2
Finance costs	3.0	(10.6)	8.6	5.2	23.3
EBITDA - continuing operations	$57.8	$16.7	$292.3	$216.6	$380.3
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0	49.1
Write-down of assets	1.9	2.4	2.0	3.7	2.0
NRV write-down of stockpiles/finished goods	(7.3)	47.2	(1.3)	55.0	-
Foreign exchange (gain) loss	(10.9)	(0.6)	5.0	6.0	(2.2)
Gain on sale of royalties	-	-	-	(45.9)	-
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1	22.0
Care and maintenance costs at Westwood	-	-	-	24.5	19.8
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)	-
Impairment charge (reversal)	17.1	15.0	17.1	15.0	(45.8)
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)	-
Changes in estimates of asset retirement obligations at	6.1	0.3	1.6	40.7	6.1
closed sites
Other	-	-	(1.2)	1.0	19.1
Adjusted EBITDA - continuing operations	$38.9	$74.3	$313.4	$307.0	$450.4
Including discontinued operations:
EBITDA - discontinued operations	$47.6	$(210.1)	$8.1	$(189.5)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
Write-down of stockpile/finished goods	-	23.1	5.8	38.3
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries and other	-	-	-	(10.2)
COVID-19 expenses[1]	-	1.9	-	12.9
Write-down of assets	0.2	0.3	2.5	1.2
EBITDA - all operations	$105.4	$(193.4)	$300.4	$27.1	$380.3
Adjusted EBITDA - all operations	$83.6	$90.0	$434.0	$355.7	$450.4

1. COVID-19 expenses included in operating costs for 2022 financial year.

2. The 2020 financial results have not been restated and include Rosebel.

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non- hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $10.8 million, to adjusted net earnings (loss) attributable to equity holders of the Company of $(9.0) million in the fourth quarter 2022.

IAMGOLD CORPORATION	39
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[2]
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)	$98.8
Adjusting items:
Unrealized loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0	49.1
Write-down of assets	1.9	2.4	2.0	3.7	2.0
NRV write-down of stockpiles/finished goods	(14.7)	79.9	(8.2)	88.5	-
Foreign exchange loss	(10.9)	(0.6)	5.0	6.0	(2.2)
Gain on sale of royalties	-	-	-	(45.9)	-
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1	22.0
Care and maintenance costs at Westwood	-	-	-	24.5	19.8
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)	-
Impairment charge (reversal)	17.1	15.0	17.1	15.0	(45.8)
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)	-
Changes in estimates of asset retirement obligations at closed sites	6.1	0.3	1.6	40.7	6.1
Other	-	-	(1.2)	1.0	19.1
Adjusted earnings (loss) before income taxes and non- controlling interests - continuing operations	$(15.5)	$33.6	$55.9	$69.4	$168.9
Income taxes	(11.0)	2.5	(78.1)	(33.4)	(44.1)
Tax on foreign exchange translation of deferred income tax balances	24.7	15.6	9.0	11.2	(12.1)
Tax impact of adjusting items	(3.6)	(17.7)	(3.3)	(14.3)	(8.8)
Non-controlling interests	(3.6)	2.3	(19.1)	(7.9)	(16.2)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$(9.0)	$36.3	$(35.6)	$25.0	$87.7
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$(0.02)	$0.08	$(0.07)	$0.05	$0.19
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$43.0	$(235.9)	$(37.0)	$(265.1)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
NRV write-down of stockpiles/finished goods	-	31.3	8.0	50.1
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries	-	-	-	(10.2)
Covid-19 expenses, net of subsidy[1]	-	1.9	-	12.9
Write-down of assets	0.2	0.3	2.5	1.2
Adjusted earnings (loss) before income taxes and non- controlling interests - discontinued operations	$40.1	$(1.9)	$77.7	$(15.1)
Income taxes	(14.0)	86.1	20.6	97.9
Tax impact of adjusting items	0.7	(83.8)	(41.8)	(89.6)
Non-controlling interests	(1.2)	7.6	1.8	8.6
Adjusted net earnings (loss) attributable to equity holders - discontinued operations	$25.6	$8.0	$58.3	$1.8
Adjusted net earnings (loss) per share attributable to equity holders - discontinued operations	$0.05	$0.02	$0.12	$-
Adjusted net earnings (loss) attributable to equity holders - all operations	$16.6	$44.3	$22.7	$26.8	$87.7
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.03	$0.09	$0.05	$0.06	$0.19
Basic weighted average number of common shares outstanding (millions)	479.0	476.9	478.6	476.5	472.6

1. COVID-19 expenses included in operating costs for 2022 financial year.

2. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	40
Annual Management's Discussion and Analysis - December 31, 2022

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8	$347.6
Adjusting items from non-cash working capital items and non-
current ore stockpiles
Receivables and other current assets	31.6	5.0	36.9	(16.7)	24.4
Inventories and non-current ore stockpiles	7.7	10.7	32.6	23.1	3.4
Accounts payable and accrued liabilities	(15.4)	(5.1)	(28.9)	(8.2)	(7.3)
Net cash from operating activities before changes in working capital - continuing operations	36.2	63.3	298.2	256.0	368.1
Net cash from operating activities before changes in working capital - discontinued operations	45.7	12.7	120.3	37.0
Net cash from operating activities before changes in working capital	$81.9	$76.0	$418.5	$293.0	$368.1

1. The 2020 financial results have not been restated and include Rosebel.

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8	$347.6
Add:
Operating cash flow used by non-mine site activities	19.4	26.2	107.3	91.7	78.3
Cash flow from operating mine-sites - continuing operations	31.7	78.9	364.9	349.5	425.9
Capital expenditures - continuing operations	188.2	201.1	744.6	527.1	292.7
Less:
Capital expenditures from construction and development projects and corporate	(134.6)	(148.7)	(546.9)	(377.2)	(90.0)
Capital expenditures from operating mine-sites - continuing operations	53.6	52.4	197.7	149.9	202.7
Mine-site cash flow - continuing operations	(21.9)	26.5	167.2	199.6
Cash flow from discontinued mine-sites	54.5	14.7	151.2	27.3
Capital expenditures from discontinued operations	(32.4)	(30.4)	(130.8)	(98.6)
Mine-site cash flow - discontinued operations	22.1	(15.7)	20.4	(71.3)
Total mine-site free cash flow	$0.2	$10.8	$187.6	$128.3	$223.2

1. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	41
Annual Management's Discussion and Analysis - December 31, 2022

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	December 31	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021	2020
Cash and cash equivalents	$407.8	$544.9	$941.5
Short-term investments	-	7.6	6.0
Available Credit Facility	26.6	498.3	498.3
Liquidity	$434.4	$1,050.8	$1,445.8

	December 31	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021	2020
Cash and cash equivalents	$407.8	$544.9	$941.5
Short-term investments	-	7.6	6.0
Lease liabilities	(73.8)	(65.6)	(66.8)
Long-term debt[1]	(921.2)	(468.9)	(478.2)
Drawn letters of credit issued under Credit Facility	(18.4)	(1.7)	(1.7)
Net cash (debt)	$(605.6)	$16.3	$400.8

1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $455.0 million and equipment loans of $16.2 million (December 31, 2021 - $450 million, $nil and $18.9 million, respectively and December 31, 2020 - $450 million, $nil and $28.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements in this MD&A include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; requirements for additional capital and the ability to achieve the successful completion of one or more financing alternatives; the implementation of a fully funded financing plan to facilitate the completion of the construction of the Côté Gold project on the updated schedule and costs estimates; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; the impacts of COVID-19; the impacts of the war in Ukraine; inflation; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts including arising from expected collective bargaining processes and arrangements; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

IAMGOLD CORPORATION	42
Annual Management's Discussion and Analysis - December 31, 2022

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the failure to close the expected sale of the Bambouk assets, because of the failure to receive regulatory or any other approval, satisfy any condition precedent or otherwise, and the Company not receiving the expected material cash consideration as an essential part of the comprehensive financing package being pursued to fund the significant shortfall in funding the development and construction of the Côté Gold project and other material near-term liquidity needs, the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) and the war in Ukraine on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de- risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION	43
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022

IAMGOLD CORPORATION	44
Annual Management's Discussion and Analysis - December 31, 2022

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (the "Company"), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board's financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Maryse Bélanger	Maarten Theunissen
Interim President and Chief Executive Officer ("CEO")	Interim Chief Financial Officer ("CFO")
February 16, 2023	February 16, 2023

IAMGOLD CORPORATION	45
Annual Management's Discussion and Analysis - December 31, 2022

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company's internal control over financial reporting as of December 31, 2022. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 49 of the consolidated financial statements.

IAMGOLD CORPORATION	46
Annual Management's Discussion and Analysis - December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Côté Gold Cash Generating Unit (CGU)

As discussed in Note 3(g) to the consolidated financial statements, the carrying amounts of the Company's non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test. As discussed in Note 29 the updated costs to complete, project economics and life-of- mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU. An impairment test was performed and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required. The recoverable amount of the CGU was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.

We identified the assessment of the recoverable amount of the Côté Gold CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount of the Côté Gold CGU and in particular certain key assumptions of future gold prices, future foreign exchange rates, discount rate, future costs and value of un-modeled mineralization. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment assessment process. This included controls related to the determination of each of the certain key assumptions used in the estimate of the recoverable amount and

IAMGOLD CORPORATION	47
Annual Management's Discussion and Analysis - December 31, 2022

controls related to the determination of estimated mineral reserves and resources. We compared the future costs in the discounted cash flow model to the Côté Gold CGU technical report and to certain actual historical costs incurred. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the mineral reserves and resources estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

• evaluating the future gold prices, discount rate, and future foreign exchange rate assumptions, by comparing to estimates that were independently developed using publicly available third-party sources and data for comparable entities; and

• assessing the value of un-modeled mineralization, by comparing the assumption to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 1998.

Toronto, Canada

February 16, 2023

IAMGOLD CORPORATION	48
Annual Management's Discussion and Analysis - December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation's (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two- year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary --to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 16, 2023

IAMGOLD CORPORATION	49
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
(In millions of U.S. dollars)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	7	$407.8	$544.9
Short-term investments		-	7.6
Receivables and other current assets	9	128.0	96.5
Inventories	10	199.9	302.1
Assets held for sale	5	785.6	-
		1,521.3	951.1
Non-current assets
Property, plant and equipment	11	2,598.0	2,587.9
Exploration and evaluation assets	12	28.3	61.7
Restricted cash	8	56.3	42.2
Inventories	10	92.4	124.1
Other assets	13	128.8	204.6
		2,903.8	3,020.5
		$4,425.1	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$294.1	$304.4
Income taxes payable		37.8	29.5
Other current liabilities	14	24.2	218.9
Current portion of lease liabilities	16	5.1	21.4
Current portion of long-term debt	19	8.7	7.5
Liabilities held for sale	5	276.3	-
		646.2	581.7
Non-current liabilities
Deferred income tax liabilities	17	22.6	61.2
Provisions	15	310.4	470.2
Lease liabilities	16	68.7	44.2
Long-term debt	19	910.0	456.9
Deferred revenue	20	240.8	-
Other liabilities	18	19.6	40.3
		1,572.1	1,072.8
		2,218.3	1,654.5
Equity
Attributable to equity holders
Common shares		2,726.3	2,719.1
Contributed surplus		58.2	59.1
Accumulated deficit		(632.4)	(562.2)
Accumulated other comprehensive income (loss)		(21.3)	23.8
		2,130.8	2,239.8
Non-controlling interests		76.0	77.3
		2,206.8	2,317.1
Contingencies and commitments	15(b), 37
Subsequent events	5, 6, 19
		$4,425.1	$3,971.6

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,

Maryse Bélanger, Chair	David Smith, Lead Director

IAMGOLD CORPORATION	50
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2022	2021
Continuing Operations:
Revenues		$958.8	$875.5
Cost of sales	27	(810.9)	(813.3)
Gross profit		147.9	62.2
General and administrative expenses	28	(52.0)	(38.8)
Exploration expenses		(28.4)	(35.1)
Impairment charge		(17.1)	(15.0)
Other expenses	30	(9.1)	(77.9)
Earnings (loss) from operations		41.3	(104.6)
Finance costs	31	(8.6)	(5.2)
Foreign exchange loss		(5.0)	(6.0)
Interest income, derivatives and other investment gains	32	14.0	61.3
Earnings (loss) before income taxes		41.7	(54.5)
Income tax expense	17	(78.1)	(33.4)
Net loss from continuing operations		(36.4)	(87.9)
Net loss from discontinued operations, net of income taxes	5	(16.4)	(167.2)
Net loss		$(52.8)	$(255.1)
Net earnings (loss) from continuing operations attributable to:
Equity holders		$(55.5)	$(95.8)
Non-controlling interests		19.1	7.9
Net loss from continuing operations		$(36.4)	$(87.9)
Net earnings (loss) attributable to:
Equity holders		$(70.1)	$(254.4)
Non-controlling interests		17.3	(0.7)
Net loss		$(52.8)	$(255.1)

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic and Diluted	34	478.6	476.5

Basic and diluted loss per share from continuing operations	34	$(0.12)	$(0.20)
Basic and diluted loss per share from discontinued operations	34	$(0.03)	$(0.33)
Basic and diluted loss per share	34	$(0.15)	$(0.53)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	51
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			Years ended December 31,
(In millions of U.S. dollars)	Notes		2022	2021
Net loss			$(52.8)	$(255.1)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities			(4.2)	(4.4)
Net realized change in fair value of marketable securities	21(b)		(2.9)	0.2
Tax impact	17		(0.1)	0.4
			(7.2)	(3.8)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	21(c)(i)		29.7	57.8
Time value of options contracts excluded from hedge relationship	21(c)(i)		(7.4)	3.3
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	21(c)(ii)		(34.0)	(11.5)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	21(c)(i)		(17.3)	-
Tax impact	17		0.9	(2.6)
			(28.1)	47.0
Currency translation adjustment			-	2.5
			(28.1)	49.5
Total other comprehensive income (loss)			(35.3)	45.7
Comprehensive loss		$	$(88.1)	$(209.4)

Comprehensive income (loss) attributable to:
Equity holders			$(105.4)	$(208.7)
Non-controlling interests			17.3	(0.7)
Comprehensive loss			$(88.1)	$(209.4)

Total comprehensive loss attributable to equity holders arising from:
Continuing operations			$(90.8)	$(50.1)
Discontinued operations			(14.6)	(158.6)
Comprehensive loss attributable to equity holders			$(105.4)	$(208.7)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	52
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2022	2021
Operating activities
Net loss from continuing operations		$(36.4)	$(87.9)
Adjustments for:
Depreciation expense		242.0	273.5
Deferred revenue recognized	20	(195.0)	-
Impairment charge		17.1	15.0
Income tax expense	17	78.1	33.4
Derivative (gain) loss	21(c), 21(d)	(21.9)	1.3
Write-down of inventories		1.3	59.9
Finance costs	31	8.6	5.2
Other non-cash items	35(a)	15.8	(15.1)
Adjustments for cash items:
Proceeds from gold prepayment	20	236.0	-
Proceeds from insurance claim		1.2	-
Settlement of derivatives		20.9	9.1
Disbursements related to asset retirement obligations	15(a)	(2.0)	(2.3)
Movements in non-cash working capital items and non-current ore stockpiles	35(b)	(40.6)	1.8
Cash from operating activities, before income taxes paid		325.1	293.9
Income taxes paid	17	(67.5)	(36.1)
Net cash from operating activities related to continuing operations		257.6	257.8
Net cash from operating activities related to discontinued operations		151.1	27.2
Net cash from operating activities		408.7	285.0
Investing activities
Capital expenditures for property, plant and equipment		(742.7)	(525.2)
Capitalized borrowing costs	31	(37.8)	(29.2)
Disposal of marketable securities (net)		27.6	-
Proceeds from sale of royalties	32	-	45.9
Other investing activities	35(c)	(8.3)	(18.5)
Net cash used in investing activities related to continuing operations		(761.2)	(527.0)
Net cash used in investing activities related to discontinued operations		(130.7)	(103.7)
Net cash used in investing activities		(891.9)	(630.7)
Financing activities
Proceeds from credit facility	19(a)	455.0	-
Payment of lease obligations		(4.4)	(4.7)
Dividends paid to non-controlling interests		(18.4)	(5.1)
Proceeds from equipment loan	35(d)	6.0	-
Repayment of equipment loans	35(d)	(7.4)	(7.7)
Common shares issued for cash on exercise of stock options		1.0	0.6
Other financing activities		(10.9)	(5.9)
Net cash from (used in) financing activities related to continuing operations		420.9	(22.8)
Net cash used in financing activities related to discontinued operations		(16.9)	(18.4)
Net cash from (used in) financing activities		404.0	(41.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(17.1)	(9.7)
Decrease in cash and cash equivalents		(96.3)	(396.6)
Cash and cash equivalents, beginning of the year		544.9	941.5
Less: Cash and cash equivalents included in assets held for sale, end of the year	5	(40.8)	-
Cash and cash equivalents, end of the year		$407.8	$544.9

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	53
Annual Management's Discussion and Analysis - December 31, 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2022	2021

Common shares
Balance, beginning of the year		$2,719.1	$2,710.8
Issuance of common shares for share-based compensation		7.2	8.3
Balance, end of the year		2,726.3	2,719.1

Contributed surplus
Balance, beginning of the year		59.1	60.6
Issuance of common shares for share-based compensation		(7.2)	(8.3)
Share-based compensation	26	5.7	6.9
Other		0.6	(0.1)
Balance, end of the year		58.2	59.1

Accumulated deficit
Balance, beginning of the year		(562.2)	(307.9)
Net loss attributable to equity holders		(70.1)	(254.4)
Acquisition of non-controlling interests		(0.5)	-
Other		0.4	0.1
Balance, end of the year		(632.4)	(562.2)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		(36.0)	(32.2)
Net change in fair value of marketable securities, net of income taxes		(7.2)	(3.8)
Balance, end of the year		(43.2)	(36.0)
Cash flow hedge fair value reserve
Balance, beginning of the year		59.8	29.4
Net change in fair value and time value of cash flow hedges recognized in
property, plant and equipment	21(c)(ii)	(9.8)	(16.6)
Net change in fair value of cash flow hedges recognized in other comprehensive
income (loss), net of income taxes		(28.1)	47.0
Balance, end of the year		21.9	59.8
Currency translation adjustment
Balance, beginning of the year		-	(2.5)
Change for the year		-	(0.7)
Sale of investment		-	3.2
Balance, end of the year		-	-
Total accumulated other comprehensive income (loss)		(21.3)	23.8
Equity attributable to equity holders		2,130.8	2,239.8

Non-controlling interests
Balance, beginning of the year		77.3	87.3
Acquisition of non-controlling interests		(0.2)	-
Net earnings (loss) attributable to non-controlling interests		17.3	(0.7)
Dividends to non-controlling interests		(18.4)	(9.3)
Balance, end of the year		76.0	77.3
		$2,206.8	$2,317.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION	54
Annual Management's Discussion and Analysis - December 31, 2022

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1. Corporate Information and Nature of Operations

IAMGOLD Corporation ("IAMGOLD" or the "Company") is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company's registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) with production planned to commence in early 2024. On October 18, 2022 the Company entered into a definitive agreement to sell its interests in Rosebel and the transaction closed on January 31, 2023. Rosebel is accounted for as an asset held for sale and discontinued operation (note 5). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. The Company announced a transaction on December 20, 2022 to sell its interest in its development and exploration assets in West Africa (the "Bambouk assets") (note 5).

The Company is currently incurring significant cash expenditures in developing the Côté Gold project. The Company's portion of funding the unincorporated joint venture to complete the construction of the Côté Gold project is estimated to be between $800 and $875 million from January 1, 2023. The Company's joint venture partner, Sumitomo Metal Mining Co. Ltd. ("SMM") will be funding up to $340 million of this amount on behalf of the Company as per the funding agreement entered into with SMM on December 19, 2022 (note 6). The Company intends to use the funds received from the sale of Rosebel and the anticipated proceeds from the sale of the Bambouk assets in West Africa to fund the remaining portion of the Côté Gold project.

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint venture and associate as at and for the years ended December 31, 2022 and 2021, have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 16, 2023.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.

(c) Basis of consolidation

Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2022	December 31, 2021	Type of Arrangement	Accounting Method
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine[2]	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2,3]	Côté Gold project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[4]	Boto Gold project (Senegal)	90%	90%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)[4]	100%	100%	Subsidiary	Consolidation

1. As at December 31, 2022, the Rosebel mine, which includes the Saramacca Project, met the criteria to be classified as held for sale and discontinued operations (note 5). The sale of the Rosebel mine was completed on January 31, 2023.

2. Part of IAMGOLD Corporation.

3. The Company holds a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with SMM with respect to the Côté Gold project (the "Côté UJV"). A third party holds various net profit interests and net participation interests in the mineral tenure comprising the project. The net interest of IAMGOLD in the mineral tenure comprising the current pit shell is approximately 64.75%.

4. As at December 31, 2022, Boto Gold project and Diakha-Siribaya Gold project met the criteria to be classified as held for sale (note 5).

IAMGOLD CORPORATION	55
Annual Management's Discussion and Analysis - December 31, 2022

(i) Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii) Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions.

Joint Ventures

The financial results of the joint venture is accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies.

Share of net losses from the joint venture is recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture's operations or has made payments on behalf of the joint venture.

Dividends received from the Company's joint venture are presented in the Company's consolidated statements of cash flows as operating activities.

(iii) Unincorporated arrangements

The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company's interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company's consolidated financial statements on the appropriate lines.

(iv) Associate

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associate is accounted for in the consolidated financial statements using the equity method from the date significant influence commences until the date significant influence ceases or investment is sold.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate's operations or has made payments on behalf of the associate.

(d) Functional and presentation currency

The functional currency of the Company's subsidiaries and joint venture is the U.S. dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

• Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

• Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

• Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

• Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share- based compensation.

Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI ("FVTOCI"), is recognized in OCI, the translation differences are also recognized in OCI.

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Annual Management's Discussion and Analysis - December 31, 2022

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.

(a) Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 22 on fair value measurements.

(i) Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss ("FVTPL"). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at FVTOCI

The Company's investments in equity marketable securities are designated as financial assets at FVTOCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs are calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii) Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives, requiring separation from its host contract are recorded in the consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii) Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

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Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.

(b) Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow- moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation ("ARO"), and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.

Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.

(i) Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 3(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

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Annual Management's Discussion and Analysis - December 31, 2022

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment.

Revenue from sales occurring from all production, including production from the commissioning stage, is recorded in the consolidated statements of earnings (loss).

(ii) Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii) Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv) Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d) Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2022 and 2021, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine ("LOM") plan. LOM plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

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Annual Management's Discussion and Analysis - December 31, 2022

(e) Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management's evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f) Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit ("CGU") while being held for use.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of earnings (loss).

(g) Impairment and reversal of impairment

(i) Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii) Non-financial assets

The carrying amounts of the Company's non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU's fair value less costs of disposal ("FVLCD") and value in use ("VIU"). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU's recoverable amount.

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Annual Management's Discussion and Analysis - December 31, 2022

In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value ("NAV") multiples and expected commencement of production for exploration and evaluation and development projects. Management's assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company's long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(iii) Investments in associate and incorporated joint venture

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee's operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statement of earnings (loss) in the period in which the reversal occurs.

(h) Asset retirement obligations

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.

(i) Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

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Annual Management's Discussion and Analysis - December 31, 2022

(j) Income taxes

(i) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii) Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

• In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

• When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

• In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity's functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted earnings (loss) per share if they are in-the- money, except where such conversion would be anti-dilutive.

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Annual Management's Discussion and Analysis - December 31, 2022

(l) Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i) Share incentive plan

The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders' equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii) Share purchase plan

The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company's contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(m) Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.

(n) Deferred revenue

Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statement of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company's policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(o) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company's incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

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Annual Management's Discussion and Analysis - December 31, 2022

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within property, plant and equipment.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(p) Segmented information

The Company's operating segments are those operations whose operating results are reviewed by the Company's chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company's gold segment is divided into reportable geographic segments. The Company's other reportable segments have been determined to be the Côté Gold project, exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.

(q) Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i) Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:

• Capitalization and depreciation of stripping costs (note 3(c)(iii));

• Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));

• Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

• Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;

• Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and

• Estimates of the outlays and their timing for AROs (note 3(h)).

IAMGOLD CORPORATION	64
Annual Management's Discussion and Analysis - December 31, 2022

(ii) Impairment and reversal of impairment assessment of non-financial assets Key sources of estimation uncertainty

Management's assumptions and estimates of future cash flows used in the Company's impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 29).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 10).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the asset's market value, decline in resources and/or reserves including as a result of geological re- assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.

(iii) Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv) Provisions and recognition of a liability for loss contingencies Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management's best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 15(a).

(v) Deferred revenue

Judgments made in relation to accounting policies

In assessing the accounting for the Company's forward gold sale arrangement (note 20), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company's intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

IAMGOLD CORPORATION	65
Annual Management's Discussion and Analysis - December 31, 2022

4. New Accounting Standards Issued but Not Yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2022:

• Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.

• Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) effective for annual periods beginning on or after January 1, 2023.

• Definition of Accounting Estimates (Amendments to IAS 8) effective for annual periods beginning on or after January 1, 2023.

• Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes) effective for annual periods beginning on or after January 1, 2023.

• Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.

• Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely.

None of these pronouncements are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

5. Assets and Liabilities Held for Sale and Discontinued Operations

Rosebel mine

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its 95% interests in the Rosebel mine. The transaction closed on January 31, 2023 and the Company received net proceeds of $371.5 million, consisting of sales proceeds of $360.0 million, plus $15.0 million of the cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023 consisting of the remaining cash balance held by Rosebel on January 31, 2023 subject to final working capital adjustments. The existing royalty, based on production at Rosebel, and held by Euro Ressources S.A. ("EURO") will remain an obligation of the Company.

At December 31, 2022, the Rosebel mine met the criteria to be classified as held-for-sale and discontinued operations in accordance with IFRS 5. The results of operations have been restated for the current and comparative years to reclassify the earnings (loss) as earnings (loss) from discontinued operations. All assets and liabilities relating to the Rosebel mine have been classified as current assets and current liabilities held for sale at December 31, 2022.

The net earnings (loss) from discontinued operations from the Rosebel Mine, which include the results of operating activities for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,
	2022	2021
Revenues	$405.2	$276.2
Cost of sales	(330.7)	(335.7)
General and administrative expenses	(3.5)	(3.2)
Exploration expenses	(1.2)	(3.0)
Impairment charge	(110.1)	(190.1)
Other expenses	(2.5)	(14.1)
Finance costs	(1.2)	-
Foreign exchange gain	0.4	-
Interest income, derivatives and other investment gains	6.6	4.8
	(37.0)	(265.1)
Income tax recovery	20.6	97.9
	$(16.4)	$(167.2)

During the year ended December 31, 2022, an impairment charge of $110.1 million (post-tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the sales price.

During the year ended December 31, 2021, an impairment test was performed for the Rosebel CGU and it was determined that the carrying amount exceeded its estimated recoverable amount of $373.8 million. This resulted in an impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recognized in the consolidated statements of earnings (loss). At December 31, 2021, the Rosebel CGU was assessed to include the carrying value and corresponding cash flows of the Rosebel royalty held by EURO. $190.1 million of the impairment recorded at December 31, 2021 pertains to Rosebel and is presented in discontinued operations and $15.0 million is related to EURO. The Company retains its interest in EURO and will continue to make the Rosebel royalty payments to EURO.

IAMGOLD CORPORATION	66
Annual Management's Discussion and Analysis - December 31, 2022

The assets and liabilities of the Rosebel mine that are included in the held-for-sale categories are summarized below:

December 31,
2022
Assets classified as held-for-sale
Cash and cash equivalents	$38.5
Receivables and other current assets	4.9
Inventories	155.8
Property, plant and equipment	435.8
Other non-current assets	34.6
$669.6
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$84.2
Current portion of provisions	4.2
Deferred income tax liabilities	17.4
Leases	39.5
Provisions	103.8
Other liabilities	19.5
$268.6

Bambouk assets

On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company's interest in its exploration and development projects in Senegal, Mali and Guinea (the "Bambouk assets"). The Company will receive total cash payments of approximately $282 million as consideration for the shares and subsidiary/ intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, and ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.

The total consideration of $282 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of respective asset sales. The remaining 10% interest in Boto will continue to be held by the Government of Senegal.

Inclusive of the consideration is a $30 million deferred payment to be paid at the earlier of:

• Six months after the closing of Boto and associated properties in Senegal; or

• At a time mutually agreed to by the parties.

The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions. The Company received consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions and are expected to close over the course of the second and third quarters of 2023.

At December 31, 2022, the Bambouk assets met the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the Bambouk assets have been classified as current assets and current liabilities held for sale at December 31, 2022.

IAMGOLD CORPORATION	67
Annual Management's Discussion and Analysis - December 31, 2022

The assets and liabilities of the Bambouk assets that are included in the held-for-sale categories are summarized below:

December 31,
2022
Assets classified as held-for-sale
Cash and cash equivalents	$2.3
Exploration and evaluation assets	34.1
Property, plant and equipment	78.5
Other non-current assets	1.1
$116.0
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$7.7
$7.7

6. Unincorporated Arrangement

The Company is a 70% partner in the Côté Gold project, an unincorporated joint venture ("UJV") formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement ("UJV agreement"). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.

On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM will contribute certain of the Company's funding obligations to the Côté Gold project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of SMM funding such amounts, the Company will transfer, in aggregate, an approximate 10% interest in the Côté Gold project to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests pursuant to the terms of the UJV agreement (the "Repurchase Option"). The Company will pay a repurchase option fee to SMM on the terms set forth in the UJV agreement, and the Company shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold project. The Company may exercise its option through the payment of the aggregate amounts advanced by SMM in respect of the Transferred Interests, subject to certain adjustments as set out in the amendment to the UJV agreement relating to the period between initial gold production and commercial production.

Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted, as calculated by the Company, by 5.0% to 65.0%.

7. Cash and Cash Equivalents

	December 31,	December 31,
	2022	2021
Cash	$407.8	$429.7
Short-term deposits with initial maturities of three months or less	-	115.2
	$407.8	$544.9

8. Restricted Cash

As at December 31, 2022, the Company had long-term restricted cash of CFA 27.8 billion (December 31, 2022 - $45.3 million; December 31, 2021 - CFA 24.4 billion, $42.2 million) in support of environmental closure costs obligations related to the Essakane mine and $11.0 million (December 31, 2021 - $nil) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Doyon division and Côté Gold project.

IAMGOLD CORPORATION	68
Annual Management's Discussion and Analysis - December 31, 2022

9. Receivables and Other Current Assets

		December 31,	December 31,
	Notes	2022	2021
Income taxes receivable		$0.5	$0.5
Receivables from governments[1]		78.5	40.0
Deferred consideration from the sale of Sadiola		1.2	1.2
Other receivables		4.0	6.7
Total receivables		84.2	48.4
Prepayment for other assets		-	0.3
Prepaid expenses		13.4	17.1
Hedge derivatives	21(c)(i)	21.3	30.7
Non-hedge derivatives		9.1	-
		$128.0	$96.5

1. Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada.

10. Inventories

	December 31,	December 31,
	2022	2021
Finished goods	$42.6	$95.2
Ore stockpiles	30.4	33.6
Mine supplies	126.9	173.3
	199.9	302.1
Non-current ore stockpiles	92.4	124.1
	$292.3	$426.2

For the year ended December 31, 2022, the Company recognized a net realizable value write-down in finished goods amounting to $6.7 million (December 31, 2021 - $7.8 million).

For the year ended December 31, 2022, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $2.1 million (December 31, 2021 - $6.9 million) and a net reversal of previously recorded net realizable value write-downs in non-current ore stockpiles amounting to $17.0 million (December 31, 2021 - net realizable write-down of $73.8 million).

For the year ended December 31, 2022, the Company recognized a write-down in mine supplies inventories amounting to $2.4 million (December 31, 2021 - $4.8 million).

IAMGOLD CORPORATION	69
Annual Management's Discussion and Analysis - December 31, 2022

11. Property, Plant and Equipment

	Construction	Mining	Plant and	Right-of-use	Total
	in progress	properties	equipment	assets[1]
Cost
Balance, January 1, 2021	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2
Additions	474.8	142.3	83.2	21.4	721.7
Changes in asset retirement obligations	-	42.0	-	-	42.0
Disposals	-	-	(79.4)	(4.4)	(83.8)
Transfers within property, plant and equipment	(21.0)	14.1	7.5	(0.6)	-
Balance, December 31, 2021	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions	638.7	221.7	100.8	75.5	1,036.7
Changes in asset retirement obligations	-	(22.4)	-	-	(22.4)
Disposals	-	-	(49.6)	(4.8)	(54.4)
Transfers within property, plant and equipment	(73.8)	25.1	52.6	(3.9)	-
Reclassification to assets held for sale	(79.6)	(1,022.6)	(583.5)	(90.0)	(1,775.7)
Balance, December 31, 2022	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3

	Construction	Mining	Plant and	Right-of-use	Total
	in progress	properties	equipment	assets[1]
Accumulated Depreciation and Impairment
Balance, January 1, 2021	$-	$2,084.8	$1,324.0	$19.4	$3,428.2
Depreciation expense[2]	-	180.4	131.6	15.4	327.4
Disposals	-	-	(74.3)	(4.2)	(78.5)
Impairment charge	-	154.1	37.3	13.7	205.1
Balance, December 31, 2021	$-	$2,419.3	$1,418.6	44.3	$3,882.2
Depreciation expense[2]	-	183.8	126.9	$15.9	326.6
Disposals	-	-	(46.7)	(4.4)	(51.1)
Impairment charge	-	109.1	39.5	11.4	160.0
Transfers within property, plant and equipment	-	-	2.0	(2.0)	-
Reclassification to assets held for sale	-	(749.1)	(461.4)	(50.9)	(1,261.4)
Balance, December 31, 2022	$-	$1,963.1	$1,078.9	$14.3	$3,056.3
Carrying amount, December 31, 2021	$1,078.6	$885.7	$559.3	$64.3	$2,587.9
Carrying amount, December 31, 2022	$1,563.9	$543.7	$419.3	$71.1	$2,598.0

1. Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of the Côté Gold project as the operator of the unincorporated joint venture. In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as it entered into the agreement as operator for the 70% owned Côté Gold joint venture.

2. Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

In 2022, borrowing costs attributable to qualifying assets associated with the Côté Gold project, Essakane and Westwood mines totaling $49.0 million (2021 - $38.3 million) were capitalized using a weighted average interest rate of 5.82% (2021 - 5.80%). The weighted average interest rate was based on the 5.75% senior notes, credit facility, equipment loans, gold prepayments and leases.

As at December 31, 2022, mining properties included capitalized stripping costs of $196.6 million (December 31, 2021 - $192.0 million). Stripping costs of $109.7 million were capitalized during 2022 (2021 - $85.0 million), and $105.0 million were depreciated during 2022 (2021 - $80.1 million).

IAMGOLD CORPORATION	70
Annual Management's Discussion and Analysis - December 31, 2022

12. Exploration and Evaluation Assets

	Diakha-
	Siribaya	Fayolle	Monster
	Gold Project	property	Lake project	Other	Total
Balance, January 1, 2021	$36.6	$7.3	$7.8	$3.1	$54.8
Acquired exploration and evaluation assets	-	-	-	5.0	5.0
Exploration and evaluation expenditures	-	1.9	-	-	1.9
Balance, December 31, 2021	$36.6	$9.2	$7.8	$8.1	$61.7
Reclassification to assets held for sale	(34.1)	-	-	-	(34.1)
Write-down	(1.2)	-	-	-	(1.2)
Reclassification to other	(1.3)	-	-	1.3	-
Exploration and evaluation expenditures	-	1.9	-	-	1.9
Balance, December 31, 2022	$-	$11.1	$7.8	$9.4	$28.3

13. Other Non-Current Assets

		December 31,	December 31,
	Notes	2022	2021
Marketable securities[1]	22(a)	$6.1	$40.4
Deferred consideration from the sale of Sadiola	22(a)	19.6	18.9
Advances for the purchase of capital equipment[2]		66.4	44.6
Receivable from Staatsolie[3]		-	10.7
Income taxes receivable		2.7	27.0
Bond fund investments	22(a)	2.0	4.7
Royalty interests[4]		7.2	12.8
Long-term prepayment[5]		3.6	4.0
Hedge derivatives	21(c)(i)	7.0	34.0
Non-hedge derivatives		6.7	1.8
Other		7.5	5.7
		$128.8	$204.6

1. The Company sold marketable securities during the year ended December 31, 2022 for proceeds of $27.6 million. The loss of $0.3 million was recorded in other comprehensive income.

2. Includes advances related to the Côté Gold project of $59.0 million (December 31, 2021 - $33.0 million).

3. As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).

4. The Company, through its 90%-owned subsidiary EURO, owns a royalty whereby EURO is entitled to receive 50% of the payable silver production over the life of mine on the Bomboré Project that is owned by a subsidiary of Orezone Gold Corporation. The agreement is accounted for as a royalty interest. The royalty interest is recorded at cost and subsequently measured at cost less accumulated depreciation. During the year ended December 31, 2022, the Company recorded an impairment of $5.6 million relating to the Paul Isnard royalty interests on the Montagne d'Or project owned by Orea Mining that is held by EURO.

5. On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2022, $0.4 million (year ended December 31, 2021 - $0.3 million) was utilized.

14. Other Current Liabilities

		December 31,	December 31,
	Notes	2022	2021
Current portion of provisions	15	$5.6	$6.5
Current portion of other liabilities	18	18.6	22.7
Current portion of deferred revenue	20	-	189.7
		$24.2	$218.9

IAMGOLD CORPORATION	71
Annual Management's Discussion and Analysis - December 31, 2022

15. Provisions

		December 31,	December 31,
	Notes	2022	2021
Asset retirement obligations	(a)	$298.5	$460.4
Other		17.5	16.3
		$316.0	$476.7
Current portion of provisions		$5.6	$6.5
Non-current provisions		310.4	470.2
		$316.0	$476.7

(a) Asset retirement obligations

The Company's activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2022	2021
Balance, beginning of the year		$460.4	$380.0
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	11	(22.4)	42.0
Changes in asset retirement obligations at closed mines		(36.8)	40.7
Accretion expense		3.1	-
Disbursements		(2.0)	(2.3)
Reclassification of Rosebel mine obligations to liabilities held for sale	5	(103.8)	-
Balance, end of the year		$298.5	$460.4
Less: current portion		(5.6)	(6.5)
Non-current portion		$292.9	$453.9

As at December 31, 2022, the Company had restricted cash of $45.3 million (December 31, 2021 - $42.2 million) for the guarantee of environmental closure costs obligations related to the Essakane mine (note 8).

As at December 31, 2022, the Company had CAD$167.4 million ($123.7 million; December 31, 2021 - CAD$167.4 million ($132.3 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Doyon division (note 19(d)).

As at December 31, 2022, the Company had CAD$48.4 million ($35.8 million; December 31, 2021 - CAD$47.9 million ($37.8 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Côté Gold project (note 19(d)).

During the year ended December 31, 2022, the Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and CAD$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized. Subsequent to the year ended December 31, 2022, the Company posted an additional letter of credit of CAD$14.4 million ($10.8 million) as collateral for the guarantee of environmental closure costs obligations (note 19(d)).

IAMGOLD CORPORATION	72
Annual Management's Discussion and Analysis - December 31, 2022

As at December 31, 2022, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$[1]	$[1]
2023	$3.0	$3.3
2024	3.0	3.3
2025	16.0	2.4
2026	12.5	3.4
2027	7.7	3.2
2028 onwards	248.5	80.9
	$290.7	$96.5

1. Disbursements in US$ relate to the Essakane mine and CAD$ disbursements relate to the Doyon division, including Westwood mine and other Canadian sites.

As at December 31, 2022, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted	Expected
	Amounts	Amounts
	Required	Required	Timing of
	(CAD$)	($)	Payments
Continuing operations
Essakane mine	$-	$96.5	2023-2073
Doyon division, including Westwood mine	245.3	-	2023-2047
Other Canadian sites	45.4	-	2023-2122
	$290.7	$96.5
Discontinued operations
Rosebel mine	$-	$134.3	2023-2066

(b) Provisions for litigation claims and regulatory assessments

The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company's financial position, results of operations or cash flows.

The Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, the third party facility has paid to the Burkinabe authorities on behalf of Essakane S.A. (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company is of the view that the proceedings are without merit and is vigorously defending against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.

Essakane S.A. received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. A tentative transaction agreement has been reached by the parties and is with the Minister of Finance of Burkina Faso for signature. Following the coup d'État in Burkina Faso, a transaction agreement was signed by all parties in December 2022, thus ending this pending claim.

IAMGOLD CORPORATION	73
Annual Management's Discussion and Analysis - December 31, 2022

16. Leases

		Years ended December 31,
	Notes	2022	2021
Balance, beginning of year		$65.6	$66.8
Additions		72.1	18.1
Interest expense		3.1	2.6
Foreign exchange impact		(2.9)	(0.4)
Principal lease payments		(21.3)	(18.9)
Interest payments		(3.3)	(2.6)
Reclassification of Rosebel mine leases to liabilities held for sale	5	(39.5)	-
Balance, end of year		$73.8	$65.6
Current portion		$5.1	$21.4
Non-current portion		68.7	44.2
		$73.8	$65.6

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non- cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2022	2021
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$35.6	$37.6
Variable lease payments	$24.3	$19.0

Leases entered into on behalf of joint operation

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement with Caterpillar Financial Services Limited, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $16.9 million portion guaranteed by SMM that represents their 30% ownership in the unincorporated joint venture.

IAMGOLD CORPORATION	74
Annual Management's Discussion and Analysis - December 31, 2022

17. Income Taxes

The effective tax rates for the years ended December 31, 2022 and 2021 were 187.3% and (61.3%), respectively. Income tax expense consisted of the following components:

	Years ended December 31,
	2022	2021
Current income taxes:
Canadian current income taxes	$1.6	$0.3
Foreign current income taxes	76.0	44.7
	77.6	45.0
Deferred income taxes:
Foreign deferred income taxes - origination and reversal of temporary differences	0.5	(11.6)
	0.5	(11.6)

Total income tax expense	$78.1	$33.4

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the years ended December 31, 2022 and December 31, 2021:

	Years ended December 31,
	2022	2021
Earnings (loss) before income taxes	$41.7	$(54.5)
Income tax provision - 26.5%	$11.0	$(14.5)
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(7.4)	(7.5)
Permanent items that are not included in income (losses) for tax purposes:
Non-deductible expenses	(3.3)	(1.8)
Income (losses) not recognized for tax purposes	1.0	(5.0)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	1.4	0.3
Non-resident withholding tax	15.8	12.1
Under (over) tax provisions	2.8	(2.2)
Other	0.8	1.6
Other adjustments:
Unrecognized recoveries in deferred tax provisions	46.7	39.0
Foreign exchange related to deferred income taxes	9.0	11.2
Other	0.3	0.2
Total income tax expense	$78.1	$33.4

IAMGOLD CORPORATION	75
Annual Management's Discussion and Analysis - December 31, 2022

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2022	2021
Deferred income tax assets:
Exploration and evaluation assets	$307.7	$-
Non-capital losses	-	210.4
Asset retirement obligations	2.5	1.7
Other assets	37.4	37.2
	347.6	249.3
Deferred income tax liabilities:
Property, plant and equipment	$(355.3)	$(281.0)
Royalty interests	(0.3)	(0.4)
Inventory and reserves	(3.1)	(7.4)
Other liabilities	(11.5)	(21.7)
	(370.2)	(310.5)
Net deferred income tax liabilities	$(22.6)	$(61.2)

Classification:
Non-current assets	$-	$-
Non-current liabilities	(22.6)	(61.2)
	$(22.6)	$(61.2)

Income tax expense (recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2022	2021
Unrealized change in fair value of marketable securities	$0.1	$(0.4)
Hedges	(0.9)	2.6
Total income taxes related to OCI	$(0.8)	$2.2

Unrecognized Deferred Income Tax Assets

As at December 31, 2022, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2022	2021
Non-capital losses	$1,186.5	$457.2
Net capital losses	66.2	67.9
Exploration and evaluation assets	380.8	996.0
Deduction for future mining duty taxes	15.1	13.8
Asset retirement obligations	213.3	254.2
Other deductible temporary differences	13.0	29.4
	$1,874.9	$1,818.5

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2022, the non-capital loss carry forwards expire as follows:

Expiry Date	2023	2024	2025	2026	2027+	No Expiry	Total
Total unrecognized losses	$163.2	$13.5	$44.3	$21.7	$877.2	$66.6	$1,186.5

IAMGOLD CORPORATION	76
Annual Management's Discussion and Analysis - December 31, 2022

The Company has not recognized a deferred income tax liability on temporary differences of $593.6 million (December 31, 2021 - $724.1 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends. The 2022 movement for net deferred income tax liabilities is summarized as follows:

	December 31,	Discontinued	Statements		December 31,
	2021	Operations	of earnings	OCI	2022
Deferred income tax assets:
Exploration and evaluation assets	$-	$-	$307.7	$-	$307.7
Non-capital losses	210.4	(37.8)	(172.6)	-	-
Asset retirement obligations	1.7	-	0.8	-	2.5
Other assets	37.2	-	(0.7)	0.9	37.4
Deferred income tax liabilities:
Property, plant and equipment	(281.0)	66.1	(140.4)	-	(355.3)
Royalty interests	(0.4)	-	0.1	-	(0.3)
Marketable securities	-	-	0.1	(0.1)	-
Inventories and reserves	(7.4)	10.0	(5.7)	-	(3.1)
Other liabilities	(21.7)	-	10.2	-	(11.5)
	$(61.2)	$38.3	$(0.5)	$0.8	$(22.6)

The 2021 movement for net deferred income tax liabilities is summarized as follows:

	December 31,	Discontinued	Statements		December 31,
	2020	Operations	of earnings	OCI	2021
Deferred income tax assets:
Non-capital losses	$58.6	$37.8	$114.0	$-	$210.4
Asset retirement obligations	1.2	-	0.5	-	1.7
Other assets	30.8	-	9.0	(2.6)	37.2
Deferred income tax liabilities:
Property, plant and equipment	(225.6)	53.7	(109.1)	-	(281.0)
Royalty interests	(4.6)	-	4.2	-	(0.4)
Marketable securities	(0.2)	-	(0.2)	0.4	-
Inventories and reserves	(18.5)	6.7	4.4	-	(7.4)
Other liabilities	(10.5)	-	(11.2)	-	(21.7)
	(168.8)	98.2	11.6	$(2.2)	$(61.2)

18. Other Liabilities

		December 31,	December 31,
	Notes	2022	2021
Hedge derivatives	21(c)(i)	$4.8	$0.7
Non-hedge derivatives		13.9	3.0
Embedded derivative - Rosebel power purchase agreement	(a), 22(a)	-	29.2
Yatela liability	(b)	18.5	18.5
Other liabilities		1.0	11.6
		$38.2	$63.0
Current portion of other liabilities		$18.6	$22.7
Non-current portion of other liabilities		19.6	40.3
		$38.2	$63.0

IAMGOLD CORPORATION	77
Annual Management's Discussion and Analysis - December 31, 2022

(a) Embedded derivative - Rosebel power purchase agreement

Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour. An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at FVTPL as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).

(b) Yatela liability

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one- time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.

19. Long-term Debt and Credit Facility

		December 31,	December 31,
	Notes	2022	2021
Credit facility	(a)	$455.0	$-
5.75% senior notes	(b)	447.6	445.7
Equipment loans	(c)	16.1	18.7
		$918.7	$464.4
Current portion of long-term debt		$8.7	$7.5
Non-current portion of long-term debt		910.0	456.9
		$918.7	$464.4

(a) Credit facility

The Company has a $500 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended, from time to time, including in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine (note 5) where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding of the Côté Gold project with certain exceptions. The Company entered into a further amendment to obtain consent for the amendment to the Côté UJV agreement (note 6).

During the year ended December 31, 2022, the Company drew down $455.0 million (December 31, 2021 - $nil) on the Credit Facility and the amounts remain outstanding as at December 31, 2022. As of December 31, 2022, the Company had letters of credit of CAD$24.8 million ($18.4 million; December 31, 2021 - CAD$2.2 million; $1.7 million) drawn against the Credit Facility. The available amount under the Credit Facility was $26.6 million as at December 31, 2022. Subsequent to the year ended December 31, 2022, the Company posted an additional letter of credit of CAD$14.4 million ($10.8 million) as guarantee of certain environmental indemnities. Also subsequent to year end, the Company repaid $9.1 million on the Credit Facility as the available credit reduced to $490 million.

The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2022.

(b) 5.75% senior notes ("Notes")

On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.

IAMGOLD CORPORATION	78
Annual Management's Discussion and Analysis - December 31, 2022

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to October 15, 2023, the Company has the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.

After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 - 104.313%; 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.

Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company has the right to redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31, 2022 was $nil (December 31, 2021 - $1.5 million) (note 22(a)).

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
	Carrying	Contractual
Notes balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2022	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
December 31, 2021	$450.0	$631.1	$25.9	$51.8	$51.8	$501.6

1. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.5 million as at December 31, 2022 (December 31, 2021 - $6.3 million) and the embedded derivative

(c) Equipment loans

The Company has equipment loans with a carrying value of $16.1 million as at December 31, 2022 (December 31, 2021 - $18.7 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility was fully drawn as at December 31, 2022.

The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans	Carrying	Contractual
balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2022	$16.2	$17.3	$9.1	$6.8	$1.4	$-
December 31, 2021	$18.9	$20.5	$8.5	$12.0	$-	$-

1. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2022 (December 31, 2021 - $0.2 million).

(d) Surety bonds

As at December 31, 2022, the Company had CAD$215.8 million (December 31, 2022 - $159.5 million; December 31, 2021 - CAD$215.3 million, $170.1 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and the Côté Gold project. The Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and CAD$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized.

(e) Performance bonds

As at December 31, 2022, performance bonds of CAD$37.3 million (December 31, 2022 - $27.6 million; December 31, 2021 - CAD$39.1 million, $30.9 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.

IAMGOLD CORPORATION	79
Annual Management's Discussion and Analysis - December 31, 2022

20. Deferred Revenue

During 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Prepay Arrangement") with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement is 5.38% per annum. 150,000 ounces were physically delivered during the year ended December 31, 2022 in relation to the 2019 Prepay Arrangement and the Company received $30.0 million in cash in relation to the collar. All deliveries on the 2019 Prepay Arrangement have been fulfilled as at December 31, 2022.

During 2021, the Company entered into further gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.

These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.

An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs. The following table summarizes the change in deferred revenue:

		2019 Prepay	2022 Prepay
	Notes	Arrangement	Arrangements	Total
Balance, January 1, 2021		$179.8	$-	$179.8
Finance costs	31	9.9	-	9.9
Balance, December 31, 2021		$189.7	$-	$189.7
Proceeds from gold prepayment		-	236.0	236.0
Revenue recognized		(195.0)	-	(195.0)
Finance costs	31	5.3	4.8	10.1
Balance, December 31, 2022		$-	$240.8	$240.8
Current portion of deferred revenue		$-	$-	$-
Non-current deferred revenue		-	240.8	240.8
		$-	$240.8	$240.8

21. Financial Instruments

(a) Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company's approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

As at December 31, 2022, the Company's cash and cash equivalents and short-term investments balance was $407.8 million (December 31, 2021 - $552.5 million) and it had $26.6 million available under the Credit Facility (note 19(a)). As at December 31, 2022, the Company had accounts payable and accrued liabilities of $294.1 million (December 31, 2021 - $304.4 million), total lease liabilities of $73.8 million (December 31, 2021 - $65.6 million), Notes payable of $447.6 million (December 31, 2021 - $445.7 million), Credit Facility payable of $455.0 million (December 31, 2021 - $nil) and equipment loans payable of $16.1 million (December 31, 2021 - $18.7 million).

The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing.

IAMGOLD CORPORATION	80
Annual Management's Discussion and Analysis - December 31, 2022

The Company has a treasury policy designed to support management of liquidity risk as follows:

• Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

• Monitor cash balances within each operating entity;

• Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

• Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company's derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company's investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from governments and the deferred consideration receivable from the sale of Sadiola. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts.

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company's financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

Currency exchange rate risk

Movements in the Canadian dollar (CAD) against the U.S. dollar (USD) have a direct impact on the Company's consolidated financial statements.

The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company's objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 21(c)).

As at December 31, 2022, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	335	335
Rate range (USDCAD)[1]	1.30 - 1.46

1. The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION	81
Annual Management's Discussion and Analysis - December 31, 2022

 The table below sets out the fair value of the Company's outstanding derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31,	Increase of	Decrease of
	2022	10%	10%
Canadian dollar (CAD$)	$3.2	$28.8	$(17.0)

The Company entered into a Target Accrual Redemption Forward ("TARF") structure during 2021 as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

• There are four underlying contracts with strike prices ranging from 1.30 to 1.31.

• On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.

• On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.

• The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Each of the four contracts were exercised from January to May and July to August while the USDCAD was below the strike price. three of the four contracts were exercised in June. None of the four contracts were exercised from September to December 2022. This results in three contracts having four knockouts remaining and one contract having five knockouts remaining.

In connection with the construction of the Côté Gold project, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of CAD$120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023 (note 21(d)).

Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines for operating purposes and at the Côté Gold project for construction purposes. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases. The hedges put in place for Rosebel are held by the Company and will not be transferred as part of the sale. The hedges were de-designated as at December 31, 2022 as the forecasted future transaction will no longer occur.

As at December 31, 2022, the Company's outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact on the consolidated statements of earnings (loss) and the property, plant and equipment balance on the consolidated balance sheets are as follows:

	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	428	270	698
Option contracts with strike prices at ($/barrel)[2]	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	69	-	69
Option contracts with strike prices at ($/barrel)[2]	36 - 60

1. Quantities of barrels are in thousands.

2. The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION	82
Annual Management's Discussion and Analysis - December 31, 2022

The table below sets out the fair value of the Company's outstanding crude oil derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the consolidated statements of comprehensive income as OCI.

	December 31,	Increase of	Decrease of
	2022	10%	10%
Brent crude oil option contracts	$18.0	$23.9	$13.6
WTI crude oil option contracts	$2.4	$2.9	$1.6

Gold bullion market price risk

Movements in the spot price of gold have a direct impact on the Company's consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold project construction period.

The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized. During 2021, the Company entered into a gold prepayment arrangement (note 20) which included a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.

As at December 31, 2022, the Company's outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss), are as follows:

	2023	2024	Total
Gold bullion option contracts (ounces)[1]	198	100	298
Price range ($/ounce)[3]	1,700 - 2,700	1,700 - 2,100

1. Quantities of gold bullion are in thousands of ounces.

2. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

The table below sets out the fair value of the Company's outstanding gold bullion derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31,	Increase of	Decrease of
	2022	10%	10%
Gold bullion option contracts	$(0.1)	$(25.6)	$33.0

(b) Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company's portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company's performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at FVTOCI. The Company's portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2022	2021
Proceeds from sale of marketable securities	$27.6	$0.5
Acquisition date fair value of marketable securities sold	(27.9)	-
Gain (loss) on sale of marketable securities recorded in OCI	(0.3)	0.5
Impairment loss on OCI realized on marketable securities sold	(2.6)	(0.3)
Net realized change in fair value of marketable securities	$(2.9)	$0.2

At December 31, 2022, the impact of an increase of 10% in the fair value of marketable securities would have resulted in an increase in unrealized gains, net of tax of $0.5 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $0.5 million that would have been included in OCI with no impact on net earnings (loss).

IAMGOLD CORPORATION	83
Annual Management's Discussion and Analysis - December 31, 2022

(c) Cash flow hedge fair value reserve

(i) Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar		Gold price
	contracts	Oil contracts	contracts	Total
Balance, January 1, 2021	$35.1	$(8.4)	$8.0	$34.7
Unrealized gain (loss) recognized in cash flow hedge reserve	11.4	44.3	2.1	57.8
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(20.6)	(10.9)	(2.1)	(33.6)
Premiums paid	-	-	1.8	1.8
Time value excluded from hedge relationship	(1.4)	13.5	(8.8)	3.3
Balance, December 31, 2021	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	41.4	1.4	29.7
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.2)	(37.5)	(0.8)	(45.5)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	-	(17.3)	-	(17.3)
Time value excluded from hedge relationship	(1.0)	(4.7)	(1.7)	(7.4)
Balance, December 31, 2022	$3.2	$20.4	$(0.1)	$23.5
Consisting of:
Current portion of hedge asset	$3.1	$13.7	$4.5	$21.3
Non-current portion of hedge asset	0.2	6.7	0.1	7.0
Current portion of hedge liability	$(0.1)	$-	$-	$(0.1)
Non-current portion of hedge liability	-	-	(4.7)	(4.7)
	$3.2	$20.4	$(0.1)	$23.5

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2022 and December 31, 2021 was as follows:

	Canadian dollar		Gold price
	contracts	Oil contracts	contracts	Total
Balance, December 31, 2021
Accumulated cash flow hedge fair reserve (before tax)	$23.4	$31.3	$-	$54.7
Hedging instruments	$23.4	$31.3	$-	$54.7
Hedged items premiums paid	$(23.4)	$(31.3)	$-	$(54.7)

Balance, December 31, 2022
Accumulated cash flow hedge fair reserve (before tax)	$3.2	$19.2	$0.6	$23.0
Hedging instruments	$3.2	$19.2	$0.6	$23.0
Hedged items premiums paid	$(3.2)	$(19.2)	$(0.6)	$(23.0)

IAMGOLD CORPORATION	84
Annual Management's Discussion and Analysis - December 31, 2022

(ii) Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2022	2021
Consolidated balance sheets
Property, plant and equipment	$(9.8)	$(16.6)
Consolidated statements of earnings (loss)
Revenues	0.8	2.5
Cost of sales	(19.0)	(6.0)
General and administrative expenses	(0.6)	(2.6)
Other expenses	-	(0.6)
	(18.8)	(6.7)
Discontinued operations	(15.2)	(4.8)
	$(43.8)	$(28.1)

Revenues for the year ended December 31, 2022 include $1.1 million (2021 - $4.1 million) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts. The Company recognized hedge ineffectiveness for the year ended December 31, 2022 of $1.5 million loss (December 31, 2021 - $nil) in gain (loss) on non-hedge derivatives (note 21(d)).

(d) Gain (loss) on non-hedge derivatives

Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 32) in the consolidated statement of earnings (loss).

These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 19(b)), the TARF, the extendible forward currency arrangements ("Extendible Forwards").

		Years ended December 31,
	Notes	2022	2021
Embedded derivatives - Notes		$(1.5)	$(6.9)
TARF[1]		(9.2)	(3.0)
Extendible Forwards[2]		(3.0)	1.8
Crude oil derivative contracts[3]		16.9	-
Other		(0.1)	0.1
	32	$3.1	$(8.0)

1. TARF includes $1.0 million of realized losses on forward settlements for the year ended December 31, 2022 (December 31, 2021 - $nil).

2. Extendible Forwards include $1.6 million of realized gains on forward settlements for the year ended December 31, 2022 (December 31, 2021 - $nil).

3. Crude oil derivative contracts includes $17.3 million of unrealized gains on partial discontinuation of hedging relationship, $1.5 million of unrealized losses and $1.1 million of realized gains.

IAMGOLD CORPORATION	85
Annual Management's Discussion and Analysis - December 31, 2022

22. Fair Value Measurements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2021.

(a) The Company's fair values of financial assets and liabilities

		December 31, 2022
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$407.8	$407.8	$-	$-	$407.8
Restricted cash	56.3	56.3	-	-	56.3
Marketable securities	6.1	5.7	-	0.4	6.1
Bond fund investments	2.0	2.0	-	-	2.0
Deferred consideration from the sale of Sadiola	19.6	-	-	19.6	19.6
Derivatives
Currency contracts	3.3	-	3.3	-	3.3
Crude oil contracts[1]	36.2	-	36.2	-	36.2
Gold bullion contracts	4.6	-	4.6	-	4.6
	$535.9	$471.8	$44.1	$20.0	$535.9
Liabilities
Derivatives
Gold bullion contracts	$(4.7)	$-	$(4.7)	$-	$(4.7)
Currency contracts	(0.1)	-	(0.1)	-	(0.1)
TARF	(11.2)	-	(11.2)	-	(11.2)
Extendible Forwards[2]	(1.8)	-	(1.8)	-	(1.8)
Long-term debt - Notes[3]	(453.1)	(352.5)	-	-	(352.5)
Long-term debt - equipment loans[4]	(16.2)	-	(15.8)	-	(15.8)
Long-term debt - Credit Facility	(455.0)	-	(455.0)	-	(455.0)
	$(942.1)	$(352.5)	$(488.6)	$-	$(841.1)

1. Includes hedge and non-hedge derivatives.

2. The carrying amount excludes unamortized deferred gains of $0.9 million.

3. The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.

4. The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION	86
Annual Management's Discussion and Analysis - December 31, 2022

		December 31, 2021
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$544.9	$544.9	$-	$-	$544.9
Short-term investments	7.6	7.6	-	-	7.6
Restricted cash	42.2	42.2	-	-	42.2
Marketable securities and warrants	40.4	40.0	-	0.4	40.4
Bond fund investments	4.7	4.7	-	-	4.7
Deferred consideration from the sale of Sadiola	18.9	-	-	18.9	18.9
Derivatives
Currency contracts	24.5	-	24.5	-	24.5
Crude oil contracts	38.5	-	38.5	-	38.5
Gold bullion contracts	1.7	-	1.7	-	1.7
Extendible Forwards[1]	3.7	-	3.7	-	3.7
Embedded derivative - prepayment options on
Notes	1.5	-	1.5	-	1.5
	$728.6	$639.4	$69.9	$19.3	$728.6
Liabilities
Derivatives
Gold bullion contracts	$(0.7)	$-	$(0.7)	$-	$(0.7)
TARF	(3.0)	-	(3.0)	-	(3.0)
Embedded derivative - Rosebel power
purchase agreement	(29.2)	-	(29.2)	-	(29.2)
Long-term debt - Notes[2]	(453.5)	(446.0)	-	-	(446.0)
Long-term debt - equipment loan[3]	(18.9)	-	(19.1)	-	(19.1)
	$(505.3)	$(446.0)	$(52.0)	$-	$(498.0)

1. The carrying amount excludes unamortized deferred gains of $1.9 million.

2. The carrying amount excludes unamortized deferred transaction costs of $6.3 million and the embedded derivative.

3. The carrying amount excludes unamortized deferred transaction costs of $0.2 million.

(b) Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3

Balance, December 31, 2021	$0.4
Reduction in value of marketable securities	-
Change in fair value reported in OCI, net of income taxes	-
Balance, December 31, 2022	$0.4

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Deferred consideration from the sale of Sadiola

The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.

IAMGOLD CORPORATION	87
Annual Management's Discussion and Analysis - December 31, 2022

Derivatives - options and forwards

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty's or the Company's own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Derivative - TARF

The fair value of the TARF as at December 31, 2022 was $11.2 million (December 31, 2021 - $3.0 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.

Derivative - Extendible forward arrangement

The fair value of the extendible forward arrangement as at December 31, 2022 was $1.8 million (December 31, 2021 - $3.7 million) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivatives - Prepayment options on the Notes

The fair value of the embedded derivatives as at December 31, 2022 was $nil (December 31, 2021 - $1.5 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative - Rosebel power purchase agreement

The fair value of the embedded derivative on Rosebel's power purchase agreement as at December 31, 2022 was $23.7 million (December 31, 2021 - $29.2 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy. As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).

Unsecured High Yield Notes

The fair value of the Notes as at December 31, 2022 was $352.5 million (December 31, 2021 - $446.0 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Credit Facility

The fair value of the Credit Facility as at December 31, 2022 was $455.0 million (December 31, 2021 - $nil) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.

Equipment loans

The fair value of the equipment loans as at December 31, 2022 was $15.8 million (December 31, 2021 - $19.1 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION	88
Annual Management's Discussion and Analysis - December 31, 2022

23. Capital Management

IAMGOLD's objectives when managing capital are to:

• Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction projects, and long-term growth strategy;

• Ensure the Company complies with its long-term debt covenants; and

• Protect the Company's value with respect to market and risk fluctuations.

		December 31,	December 31,
	Notes	2022	2021
Cash and cash equivalents	7	$407.8	$544.9
Short-term investments		-	7.6
		$407.8	$552.5
Capital items:
Long-term debt - Notes[1]	19(b)	$450.0	$450.0
Long-term debt - equipment loans[2]	19(c)	16.2	18.9
Credit facility available for use	19(a)	26.6	498.3
Common shares		2,726.3	2,719.1
		$3,219.1	$3,686.3

1. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.5 million as at December 31, 2022 (December 31, 2021 - $6.3 million) and the embedded derivative.

2. The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2022 (December 31, 2021 - $0.2 million).

The Company operates in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company's control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, the forward gold price, the mining industry, the capital requirements of the Company's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.

The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.

24. Share Capital

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2022	2021
Outstanding, beginning of the year		477.0	475.3
Issuance of shares for share-based compensation	26	2.0	1.7
Outstanding, end of the year		479.0	477.0

IAMGOLD CORPORATION	89
Annual Management's Discussion and Analysis - December 31, 2022

25. Non-Controlling Interests

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2022			December 31, 2021
	Essakane	Rosebel[1,2]	Boto[3]	Essakane	Rosebel	Boto
Percentage of voting rights held by non- controlling interests	10%	5%	10%	10%	5%	10%
Accumulated non-controlling interest	$60.0	$12.6	$0.6	$59.2	$14.4	$0.2
Net earnings (loss) attributable to non- controlling interests	$17.6	$(1.8)	$0.3	$7.1	$(8.6)	$(0.1)
Dividends paid to non-controlling interests[4]	$16.8	$-	$-	$3.1	$4.3	$-

1. The 5% non-controlling interest for Rosebel is based on the consolidated results of Rosebel which includes 70% of Saramacca.

2. As at December 31, 2022, the Rosebel mine met the criteria to be classified as held for sale and discontinued operations (note 5).

3. As at December 31, 2022, the Boto Gold project met the criteria to be classified as held for sale (note 5).

4. For the year ended December 31, 2022, dividends paid to other non-controlling interests amounted to $1.6 million (December 31, 2021 - $1.9 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2022			December 31, 2021
	Essakane	Rosebel[1]	Boto[2]	Essakane	Rosebel	Boto
Current assets	$376.6	$158.8	$1.2	$294.4	$144.2	$2.6
Non-current assets	791.1	510.8	74.7	849.7	569.6	61.8
Current liabilities	(155.7)	(105.7)	(3.6)	(128.9)	(98.6)	(2.7)
Non-current liabilities	(251.3)	(259.7)	(66.6)	(257.4)	(275.3)	(58.7)
Net assets	$760.7	$304.2	$5.7	$757.8	$339.9	$3.0
	Year ended			Year ended
	December 31, 2022			December 31, 2021
Revenues	$883.9	$405.4	$-	$816.3	$277.2	$-
Net earnings (loss) and OCI	$175.4	$(35.7)	$2.8	$69.3	$(173.0)	$(0.7)
Net cash from (used in) operating
activities	$381.6	$151.1	$2.3	$388.5	$32.9	$(0.6)
Net cash used in investing activities	(174.7)	(130.7)	(13.9)	(142.2)	(101.5)	(33.7)
Net cash from (used in) financing
activities	(172.4)	(16.9)	9.8	(263.9)	(63.5)	32.1
Net increase (decrease) in cash and
cash equivalents	$34.5	$3.5	$(1.8)	$(17.6)	$(132.1)	$(2.2)

1. As at December 31, 2022, the Rosebel mine met the criteria to be classified as held for sale and discontinued operations (note 5).

2. As at December 31, 2022, the Boto Gold project met the criteria to be classified as held for sale (note 5).

The Company's ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel and Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.

26. Share-Based Compensation

	Years ended December 31,
	2022	2021
Options	$0.7	$1.1
Share units	5.0	5.8
	$5.7	$6.9

IAMGOLD CORPORATION	90
Annual Management's Discussion and Analysis - December 31, 2022

(a) Options

(i) Share option plan

The Company has a comprehensive share option plan for its full-time employees and directors. The options vest over five years and expire no later than seven years from the grant date.

A maximum of 23,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2022, 16,485,896 have been issued and 7,419,728 remain issuable. As of December 31, 2022, options to purchase 4,690,079 common shares were outstanding and options to purchase 2,729,649 common shares remained available for further grants under the plan.

	Year ended		Year ended
	December 31, 2022		December 31, 2021
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
	(in millions)	(CAD/share)[1]	(in millions)	(CAD/share)
Outstanding, beginning of the year	5.1	$4.82	4.7	$4.91
Granted	0.8	4.02	1.1	3.94
Exercised[2]	(0.4)	3.12	(0.2)	3.12
Forfeited	(0.8)	4.74	(0.1)	4.84
Expired	-	-	(0.4)	4.38
Outstanding, end of the year	4.7	$4.86	5.1	$4.82
Exercisable, end of the year	2.8	$5.18	2.6	$4.88

1. Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2022 between the U.S. dollar and Canadian dollar was $0.7390/CAD.

2. The weighted average share price on date of options exercised was CAD$4.29.

The following table summarizes information related to options outstanding at December 31, 2022:

Range of Prices CAD$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD$/share)
1.01 - 5.00	2.9	4.0	$4.17
5.01 - 10.00	1.8	1.6	$5.96
	4.7	3.1	$4.86

(ii) Fair value of options granted

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2022	2021
Weighted average risk-free interest rate	1.8%	0.8%
Weighted average expected volatility[1]	53.2%	56.0%
Weighted average dividend yield	-%	-%
Weighted average expected life of options issued (years)	5.0	4.9
Weighted average grant-date fair value (CAD per share)	$1.89	$1.97
Weighted average share price at grant date (CAD per share)	$4.03	$3.94
Weighted average exercise price (CAD per share)	$4.02	$3.94

1. Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.

(b) Other share-based compensation

(i) Share incentive plan

A maximum of 21,756,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2022, 8,834,616 have been issued and 12,922,146 remain issuable. As of December 31, 2022, 6,309,298 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 6,612,848 common shares remained available for further grants under these plans.

IAMGOLD CORPORATION	91
Annual Management's Discussion and Analysis - December 31, 2022

A summary of the status of the Company's outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2022	2021
Outstanding, beginning of the year	6.9	6.7
Granted	2.5	2.5
Issued	(1.6)	(1.4)
Forfeited and withheld for tax	(1.5)	(0.9)
Outstanding, end of the year	6.3	6.9

(ii) Summary of share units granted Deferred share units

Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	0.3	0.1
Grant-date fair value (CAD per share)[1]	$3.57	$4.51

1. The grant-date fair value is equal to the share price on grant date.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees' overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	1.8	1.9
Grant-date fair value (CAD per share)[1]	$4.03	$4.12

1. The grant-date fair value is equal to the share price on grant date.

Performance share units

Executive officers and certain employees are granted performance share units on an annual basis.

The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.

Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees' overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	0.4	0.5
Grant-date fair value (CAD per share)[1]	$4.15	$4.39

1. The grant-date fair value was determined using a Black-Scholes model or Monte Carlo model.

IAMGOLD CORPORATION	92
Annual Management's Discussion and Analysis - December 31, 2022

(c) Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee's salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company's contribution is expensed and is considered vested on December 31 of each calendar year.

27. Cost of Sales

		Years ended December 31,
	Notes	2022	2021
Operating costs[1]		$526.6	$508.4
Royalties	37(b)	43.8	40.7
Depreciation expense[2]		240.5	264.2
		$810.9	$813.3

1. Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

28. General and Administrative Expenses

		Years ended December 31,
	Notes	2022	2021
Salaries		$33.5	$22.8
Directors' fees and expenses		1.4	1.1
Professional and consulting fees		10.4	8.3
Other administration costs		1.1	1.3
Share-based compensation		4.7	6.1
(Gain) loss on cash flow hedges	21(c)(ii)	(0.6)	(2.6)
Depreciation expense		1.5	1.8
		$52.0	$38.8

29. Impairment (Charge) Reversal

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.

During the second quarter 2022, the updated costs to complete, project economics and life-of-mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU. An impairment test was performed and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required.

During the second quarter 2022, an increase in the estimated long-term price of gold was considered by the Company to be an indicator of impairment reversal for the Doyon and Rosebel CGUs. An impairment test was performed for the Doyon CGU and an impairment charge of $38.4 million was recognized. The impairment charge was booked against the change in asset retirement obligations at closed sites in the consolidated statements of earnings (loss), as the carrying amount of the CGU increased by $38.4 million. This was due to a reduction in the asset retirement obligation related to the closed site within the Doyon CGU (note 15(a)) and resulted in the carrying amount exceeding the recoverable amount of $96.0 million. An impairment test was performed for the Rosebel CGU and it was determined that the estimated recoverable amount of the CGU was in line with the carrying amount and no impairment or impairment reversal was required.

The recoverable amounts of the CGUs were determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.

The estimate of future cash flows were derived from the most recent life-of-mine plans and technical reports. Management estimated gold prices based on observable market data, including the spot price and industry analysts' forecasted prices.

The Company used an estimated gold price of $1,700 per ounce for 2022 to 2025, and $1,600 per ounce thereafter. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 5.5% for the Côté Gold CGU and 8.5% for the Rosebel and Doyon CGUs, which reflected specific market risk factors. Un-modeled measured and indicated resources and a portion of un-modeled inferred resources, where applicable, were valued at $50 per ounce, based on a review of comparable market transactions.

IAMGOLD CORPORATION	93
Annual Management's Discussion and Analysis - December 31, 2022

Sale of Rosebel

During the fourth quarter 2022, the Company entered into a definitive agreement to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments (note 5). An impairment charge of $110.1 million (post tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the sales price.

30. Other Expenses

		Years ended December 31,
	Notes	2022	2021
Changes in asset retirement obligations at closed mines[1]		$1.6	$40.7
COVID-19 expenses[2]		-	3.1
Care and maintenance costs[3]		-	24.5
Write-down of assets		0.6	3.5
Restructuring costs		-	1.0
Other		6.9	5.1
		$9.1	$77.9

1. Changes in asset retirement obligations at closed sites relates to an increase in the asset retirement obligation for Doyon based on the updated closure plan.

2. COVID-19 expenses pertained to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19. These costs are included in operating costs for the 2022 financial year.

3. Westwood mine was on care and maintenance between October 30, 2020 and June 1, 2021 due to a seismic event.

31. Finance Costs

		Years ended December 31,
	Notes	2022	2021
Credit facility fees		$3.0	$3.9
Accretion expense - other		2.1	-
Accretion expense - gold prepayment[1]	20	-	-
Interest expense[1]		-	-
Other finance costs		3.5	1.3
		$8.6	$5.2

1. For the year ended December 31, 2022, interest expense of $38.9 million and accretion expense for gold prepayments of $10.1 million were capitalized to qualifying assets (December 31, 2021 - interest expense of $28.4 million and accretion expense for gold prepayments of $9.9 million).

Total interest paid during the year ended December 31, 2022 was $37.8 million (December 31, 2021 - $29.2 million). Interest paid relates to interest charges on the Company's 5.75% senior notes, credit facility, equipment loans and leases.

32. Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2022	2021
Interest income		$8.5	$3.7
Gains (losses) on non-hedge derivatives and warrants	21(d)	3.1	(8.0)
Gain on sale of royalties[1]		-	45.9
Insurance recoveries		1.2	-
Gain on sale of investment in INV Metals[2]		-	16.1
Fair value of deferred consideration from the sale of Sadiola		0.7	4.6
Other gains (losses)		0.5	(1.0)
		$14.0	$61.3

1. The Company sold 35 royalties on various non-core exploration and development properties for cash consideration of $46.2 million. After transaction costs of $0.3 million, the Company recognized a gain of $45.9 million.

2. In 2021, Dundee Precious Metals Inc. ("DPM") completed the acquisition of INV Metals. As a result, the Company received 4.9 million common shares of DPM valued at $28.7 million. The Company recognized a gain of $16.1 million in 2021. The Company sold 4.9 million of the DPM shares during the year ended December 31, 2022 for proceeds of $26.2 million. The loss of $0.5 million was recorded in other comprehensive income.

IAMGOLD CORPORATION	94
Annual Management's Discussion and Analysis - December 31, 2022

33. Expenses by Nature

The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2022	2021
Salaries, short-term incentives, and other benefits	$177.2	$159.8
Share-based compensation	4.8	6.1
Other	6.9	4.8
	$188.9	$170.7

34. Loss Per Share

Basic and diluted loss per share computation

	Years ended December 31,
	2022	2021
Numerator
Net loss from continuing operations attributable to equity holders	$(55.5)	$(95.8)
Net loss from discontinued operations attributable to equity holders	$(14.6)	$(158.6)
Net loss attributable to equity holders	$(70.1)	$(254.4)
Denominator (in millions)
Weighted average number of common shares (basic and diluted)	478.6	476.5
Basic and diluted loss from continuing operations per share attributable to equity holders	$(0.12)	$(0.20)
Basic and diluted loss from discontinued operations per share attributable to equity holders	$(0.03)	$(0.33)
Basic and diluted loss per share attributable to equity holders	$(0.15)	$(0.53)

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2022	2021
Options	4.7	5.1
Share units	6.3	6.9
	11.0	12.0

IAMGOLD CORPORATION	95
Annual Management's Discussion and Analysis - December 31, 2022

35. Cash Flow Items

(a) Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2022	2021
Share-based compensation		$5.1	$6.7
Write-down of assets		2.0	3.5
Changes in estimates of asset retirement obligations at closed sites	30	1.6	40.7
Interest income	32	(8.5)	(3.7)
Fair value of deferred consideration from the sale of Sadiola		(0.7)	(4.6)
Effects of exchange rate fluctuation on cash and cash equivalents		17.1	9.7
Effects of exchange rate fluctuation on restricted cash		2.1	2.9
Gain on sale of royalties	32	-	(45.9)
Gain on sale of investment in INV Metals Inc.	32	-	(16.1)
Insurance recoveries	32	(1.2)	-
Employee service provision		2.1	2.8
Other		(3.8)	(11.1)
		$15.8	$(15.1)

(b) Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2022	2021
Receivables and other current assets	$(36.9)	$16.7
Inventories and non-current ore stockpiles	(32.6)	(23.1)
Accounts payable and accrued liabilities	28.9	8.2
	$(40.6)	$1.8

(c) Other investing activities

		Years ended December 31,
	Notes	2022	2021
Cash received on sale of Sadiola		$-	$1.8
Disposition (acquisition) of investments		10.3	(0.2)
Interest received		8.4	3.6
Increase in restricted cash		(16.0)	(6.0)
Purchase of additional common shares of associate		-	(1.7)
Capital expenditures for exploration and evaluation assets	12	(1.9)	(1.9)
Acquisition of exploration and evaluation assets	12	-	(5.0)
Acquisition of royalty interests	13	-	(7.2)
Acquisition of non-controlling interests		(0.7)	-
Other		(8.4)	(1.9)
		$(8.3)	$(18.5)

IAMGOLD CORPORATION	96
Annual Management's Discussion and Analysis - December 31, 2022

(d) Reconciliation of long-term debt arising from financing activities

			5.75%
		Equipment	senior	Credit
	Notes	loans	notes	facility	Total
Balance, January 1, 2021		$28.0	$438.6	$-	$466.6
Cash changes:
Repayments		(7.7)	-	-	(7.7)
Non-cash changes:
Amortization of deferred financing charges		-	0.9	-	0.9
Foreign currency translation		(1.6)	-	-	(1.6)
Change in fair value of embedded derivative		-	6.9	-	6.9
Other		-	(0.7)	-	(0.7)
Balance, December 31, 2021		$18.7	$445.7	$-	$464.4
Cash changes:
Proceeds		6.0	-	455.0	461.0
Repayments		(7.4)	-	-	(7.4)
Non-cash changes:
Amortization of deferred financing charges		0.1	0.9	-	1.0
Foreign currency translation		(1.3)	-	-	(1.3)
Change in fair value of embedded derivative		-	1.5	-	1.5
Other		-	(0.5)	-	(0.5)
Balance, December 31, 2022		$16.1	$447.6	$455.0	$918.7

36. Segmented Information

The Company's gold mines are divided into geographic segments as follows:

• Burkina Faso - Essakane mine; and

• Canada - Doyon division, including Westwood mine.

The Company's non-gold mine segments are divided as follows:

• Côté Gold project1;

• Exploration and evaluation and development; and

• Corporate - includes royalty interest and investment in associate, up to sale of investment.

	December 31, 2022			December 31, 2021
	Total non-	Total	Total	Total non-	Total	Total
	current			current
	assets	assets	liabilities	assets	assets	liabilities
Gold mines
Burkina Faso	$798.0	$1,183.0	$287.7	$860.0	$1,153.4	$275.4
Canada	316.8	348.7	226.4	339.8	368.7	260.7
Total gold mines	1,114.8	1,531.7	514.1	1,199.8	1,522.1	536.1
Côté Gold project	1,696.9	1,821.6	209.5	1,022.8	1,118.1	109.0
Exploration and evaluation and development	18.8	22.0	1.8	19.8	45.0	5.8
Corporate	73.3	264.2	1,216.6	98.4	453.1	684.3
Assets held for sale[1]	-	785.6	276.3	679.7	833.3	319.3
Total	$2,903.8	$4,425.1	$2,218.3	$3,020.5	$3,971.6	$1,654.5

1. Includes assets and liabilities held for sale relating to the Rosebel mine and the Bambouk assets (note 5).

______________________________

1. The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company's CODM to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION	97
Annual Management's Discussion and Analysis - December 31, 2022

Year ended December 31, 2022

			Consolidated statements of earnings (loss) information
		Cost of	Depreciation	General				Earnings	Capital
	Revenues			and	Exploration	Impairment	Other	(loss) from
		sales[1]	expense[2]	administrative[3]				operations	expenditures[4]
Gold mines
Burkina Faso	$883.3	$431.2	$220.2	$-	$0.2	$11.5	$0.7	$219.5	$162.6
Canada	120.6	139.2	19.9	-	-	-	2.9	(41.4)	35.1
Total gold mines	1,003.9	570.4	240.1	-	0.2	11.5	3.6	178.1	197.7
Côté Gold project	-	-	-	1.3	3.0	-	-	(4.3)	531.7
Exploration and evaluation and development	-	-	-	0.2	25.2	-	3.3	(28.7)	13.9
Corporate[5]	(45.1)	-	0.4	50.5	-	5.6	2.2	(103.8)	1.3
Total continuing operations	$958.8	$570.4	$240.5	$52.0	$28.4	$17.1	$9.1	$41.3	$744.6
Discontinued operations[6]	405.2	286.8	43.9	3.5	1.2	110.1	2.5	(42.8)	130.8
Total	$1,364.0	$857.2	$284.4	$55.5	$29.6	$127.2	$11.6	$(1.5)	$875.4

1. Excludes depreciation expense.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

3. Includes depreciation expense relating to corporate and exploration and evaluation assets.

4. Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.

5. Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.

6. Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

Year ended December 31, 2021

	Consolidated statements of earnings (loss) information
		Cost of	Depreciation	General				Earnings	Capital
	Revenues			and	Exploration	Impairment	Other	(loss) from
		sales[1]	expense[2]	administrative[3]				operations	expenditures[4]
Gold mines
Burkina Faso	$813.9	$472.1	$251.6	$-	$1.2	$-	$5.6	$83.4	$135.6
Canada[5]	61.6	77.0	11.3	-	-	-	67.2	(93.9)	14.3
Total gold mines	875.5	549.1	262.9	-	1.2	-	72.8	(10.5)	149.9
Côté Gold project	-	-	-	0.9	2.9	-	-	(3.8)	343.0
Exploration and evaluation and development	-	-	-	0.3	31.0	-	0.4	(31.7)	33.6
Corporate[6]	-	-	1.3	37.6	-	15.0	4.7	(58.6)	0.6
Total continuing operations	$875.5	$549.1	$264.2	$38.8	$35.1	$15.0	$77.9	$(104.6)	$527.1
Discontinued operations[7]	276.2	260.1	75.6	3.2	3.0	190.1	14.1	(269.9)	98.6
Total	$1,151.7	$809.2	$339.8	$42.0	$38.1	$205.1	$92.0	$(374.5)	$625.7

1. Excludes depreciation expense.

2. Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

3. Includes depreciation expense relating to corporate and exploration and evaluation assets.

4. Includes cash expenditures for property, plant and equipment, exploration and evaluation assets.

5. Changes in asset retirement obligation for Doyon closed site included in other expenses.

6. Includes earnings from royalty interests.

7. Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

IAMGOLD CORPORATION	98
Annual Management's Discussion and Analysis - December 31, 2022

37.  Commitments

	December 31,	December 31,
	2022	2021
Purchase obligations	$114.6	$64.0
Capital expenditure obligations	347.0	423.7
Lease obligations	33.7	20.9
	$495.3	$508.6

(a) Commitments - payments due by period

As at December 31, 2022	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$114.6	$102.3	$3.8	$4.8	$3.7
Capital expenditure obligations	347.0	327.2	15.8	4.0	-
Lease obligations	33.7	8.4	15.8	4.3	5.2
	$495.3	$437.9	$35.4	$13.1	$8.9

1. Due over the period from January 1, 2023 to December 31, 2023.

2. Due over the period from January 1, 2024 to December 31, 2025.

3. Due over the period from January 1, 2026 to December 31, 2027.

4. Due from January 1, 2028 and beyond.

(b) Royalties included in Cost of sales

Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2022	2021
Continuing operations
Essakane[1]	$43.8	$40.7
Discontinued operations
Rosebel[2]	26.8	19.9
	$70.6	$60.6

1. Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2. 2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

38. Related Party Transactions

(a) Receivables from related parties

The Company had no receivables from related parties during the year ended December 31, 2022.

(b) Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	Years ended December 31,
	2022	2021
Salaries and other benefits	$5.8	$6.0
Retirement benefits	2.4	0.3
Share-based payments	2.6	3.1
	$10.8	$9.4

IAMGOLD CORPORATION	99
Annual Management's Discussion and Analysis - December 31, 2022

2022 MINERAL RESERVES AND RESOURCES

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized

Gold Technical Information and Qualified Person/Quality Control Notes

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the Qualified Person ("QP") responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2022. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2022. The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES

as at December 31, 20221,2,3,4

Attributable Contained Ounces of Gold
(000)
Total Proven Mineral Reserves and Probable Mineral Reserves	11,564
Total Measured Mineral Resources and Indicated Mineral Resources (Inclusive of Mineral Reserves)	24,067
Total Inferred Mineral Resources	9,391

Notes

1 Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are in addition to Measured Mineral Resources and Indicated Mineral Resources. Details of Measured Mineral Resources and Indicated Mineral Resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Inferred Mineral Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to a higher mineral category with continued exploration. Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to US companies. Accordingly, information contained in this AIF is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. See "Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates." Rounding differences may occur.

2 Measured Mineral Resources and Indicated Mineral Resources are inclusive of Proven Mineral Reserves and Probable Mineral Reserves.

3 Mineral Resources and Mineral Reserves for each property are reported separately in the table below.

4 Mineral Resource/Mineral Reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

IAMGOLD CORPORATION	100
Annual Management's Discussion and Analysis - December 31, 2022

MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS

as at December 31, 20221,2,3,4,5,6,7,8,9,10,11,12,13,14,15

(Measured and Indicated Resources are inclusive of Proven and Probable Reserves)

	Mineral Reserves and Mineral Resources
Gold Operations	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel, Suriname (3)				(95%)
Proven Mineral Reserves	8,890	0.6	179	170
Probable Mineral Reserves	71,956	1.0	2,266	2,153
Subtotal Rosebel	80,846	0.9	2,445	2,322
Saramacca, Suriname (3)				(66.5%)
Proven Mineral Reserves	128	0.9	4	3
Probable Mineral Reserves	17,663	1.9	1,089	724
Subtotal Saramacca	17,792	1.9	1,093	727
Subtotal Rosebel (Consolidated)	98,638	1.1	3,537	3,049
Rosebel, Suriname (3)				(95%)
Measured Mineral Resources	8,791	0.6	183	174
Indicated Mineral Resources	119,221	1.1	4,290	4,076
Inferred Mineral Resources	13,294	0.9	391	372
Saramacca, Suriname (4)				(66.5%)
Measured Mineral Resource	128	0.9	4	3
Indicated Mineral Resources	19,429	2.3	1,434	954
Inferred Mineral Resources	3,821	1.3	161	107
Essakane, Burkina Faso (5)				(90%)
Proven Mineral Reserves	21,413	0.7	464	418
Probable Mineral Reserves	31,858	1.6	1,597	1,437
Subtotal	53,270	1.2	2,061	1,855
Measured Mineral Resources	34,282	0.6	607	546
Indicated Mineral Resources	52,945	1.3	2,247	2,022
Inferred Mineral Resources	2,318	1.4	107	97
Westwood, Canada (6)				(100%)
Proven Mineral Reserves	128	10.0	41	41
Probable Mineral Reserves	3,072	5.5	541	541
Subtotal	3,200	5.7	582	582
Measured Mineral Resources	791	9.3	236	236
Indicated Mineral Resources	7,213	8.8	2,047	2,047
Inferred Mineral Resources	2,699	12.3	1,071	1,071
Gossey, Burkina Faso (12)				(90%)
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Côté Gold Project, Canada (7)				(64.75%)
Proven Mineral Reserves	130,988	1.0	4,260	2,758
Probable Mineral Reserves	102,343	0.9	2,914	1,887
Subtotal	233,331	1.0	7,174	4,645
Measured Mineral Resources	152,534	1.0	4,726	3,060
Indicated Mineral Resources	213,382	0.8	5,480	3,548

IAMGOLD CORPORATION	101
Annual Management's Discussion and Analysis - December 31, 2022

Inferred Mineral Resources	189,108	0.6	3,813	2,469
Gosselin, Canada (14)				(64.75%)
Indicated Mineral Resources	124,500	0.8	3,350	2,169
Inferred Mineral Resources	72,900	0.7	1,710	1,107
Boto Gold Project, Senegal (8)				(90%)
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali (9)				(90%)
Indicated Mineral Resources	27,937	1.5	1,325	1,193
Inferred Mineral Resources	8,468	1.5	417	376
Monster Lake, Canada (10)				(100%)
Inferred Mineral Resources	1,110	12.1	433	433
Nelligan, Canada (13)				(75%)
Indicated Mineral Resources	72,200	0.9	1,970	1,478
Inferred Mineral Resources	114,100	0.9	3,238	2,429
Pitangui, Brazil (11)				(100%)
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
TOTAL
Proven Mineral Reserves & Probable Mineral Reserves	417,480	1.1	14,947	11,564
Measured Mineral Resources & Indicated Mineral Resources	887,704	1.1	30,694	24,067
Inferred Mineral Resources	422,511	0.9	12,329	9,391

Notes to Gold Mineral Reserves and Resources

1 In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.

2 Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

3 Rosebel Mineral Reserves have been estimated as of December 31, 2022 using a $1300/oz gold price and Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

4 Saramacca Mineral Reserves have been estimated as of December 31, 2022 using a $1300/oz gold price and the Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

5 Essakane Mineral Reserves have been estimated as of December 31, 2022 using $1300/oz gold price and Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

6 Westwood (underground) Mineral Reserves have been estimated as of December 31, 2022 using a $1300/oz gold price and Mineral Resources have been estimated as of December 31, 2022 using a 6.2g/t (OK) and 7.4g/t (MIK) Au cut-off grade over a minimum width of 2.6 metres, using a $1500/oz gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimates are included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated as of December 31, 2022 using a gold price of $1350/oz and Mineral Resources have been estimated as of December 31, 2022 using a gold price of $1500/oz and have been estimated in accordance with NI 43-101.

7 Côté Gold Mineral Reserves have been estimated as of December 31, 2022 using a $1300/oz gold price and the Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

8 Boto Gold Mineral Reserves has been estimated as of December 31, 2022 using $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

9 Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2022 using $1500/oz gold price and have been estimated in accordance with NI 43- 101.

10 Monster Lake Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43- 101.

11 Pitangui Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

12 Gossey Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

13 Nelligan Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

14 Gosselin Mineral Resources have been estimated as of December 31, 2022 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

15 On January 31, 2023, the Company sold RGM to Zijin.

IAMGOLD CORPORATION	102
Annual Management's Discussion and Analysis - December 31, 2022

SHAREHOLDER INFORMATION	DIRECTORS AND OFFICERS

TRANSFER AGENT	INVESTOR	DIRECTORS	OFFICERS
AND REGISTRAR	INQUIRIES
		Maryse Bélanger	Maryse Bélanger
Computershare Trust Company	Graeme Jennings	Chair of the Board, Interim	Chair, Interim President
of Canada	VP, Investor Relations	President & CEO	& Chief Executive Officer
100 University Avenue	T: 416 360 4745	Vancouver, British Columbia
8th Floor, North Tower			Maarten Theunissen
Toronto, Ontario M5J 2Y1	E: info@iamgold.com	Ian Ashby[5,6]	Chief Financial Officer
T: 416 263 9200		Independent Director
TF: 1 800 564 6253	WEBSITE	San Jose, California	Craig MacDougall
www.computershare.com			Executive Vice
service@computershare.com	www.iamgold.com	Christiane Bergevin[1,2]	President, Growth
Independent Director
		Montreal, Quebec	Bruno Lemelin
AUDITORS			Senior Vice President,
		Ann K. Masse[3,4]	Operations & Projects
KPMG LLP		Independent Director
		Wilmington, Delaware	Timothy Bradburn
SHARES LISTED			Senior Vice President,
		Peter O'Hagan[1,2]	General Counsel &
Toronto Stock Exchange:		Independent Director	Corporate Secretary
Symbol: IMG		New York City, New York
Oumar Toguyeni
New York Stock Exchange:		Kevin O'Kane[4,5,6]	Senior Vice President,
Symbol: IAG		Independent Director	International Affairs &
		Vancouver, British Columbia	Sustainability
COMPANY FILINGS
		David Smith[1,2]	Dorena Quinn
www.sedar.com		Independent Director	Senior Vice President,
www.sec.gov		Vancouver, British Columbia	People

SHARES ISSUED		Anne Marie Toutant[2,4,5,6]
At December 31, 2022		Independent Director
Total outstanding: 479.0 million		Calgary, Alberta

1 Member of the Audit and Finance Committee
2 Member of the Human Resources and Compensation Committee
3 Member of the Nominating and Corporate Governance Committee
4 Member of the Sustainability Committee
5 Member of the Côté Project Review Committee
6 Member of the Technical Committee

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference herein including, but not limited to, any statements or information with respect to the Company's mineral resources or mineral reserves, constitute "forward-looking information" or "forward-looking statements" and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained herein, include, but are not limited to, those with respect to the Company's mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CORPORATE OFFICE

IAMGOLD Corporation

401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario M5H 2Y4
Canada

T: 416 360 4710
TF: 1 888 464 9999
F: 416 360 4750

REGIONAL OFFICE

IAMGOLD Corporation

2000 rue de l'Eclipse
Suite 500
Brossard, Quebec J4Z 0S2
Canada

T: 450 677 0040
TF: 1 866 677 0040
F: 450 677 3382

IAMGOLD®
CORPORATION

iamgold.com